                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                              AMENDMENT NO. 9 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)
                             ______________________

                Date of end of last fiscal year: March 31, 2007

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________
N/A                      N/A                                 N/A
________________________________________________________________________________

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                              Vera Nicholas-Gervais
                             Head of the Provincial
                 Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   __________

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

          In  connection  with  the  issuance  by the  Province  of  Ontario  of
     US$1,500,000,000 3.125% Bonds due September 8, 2010, the undersigned  registrant hereby  amends  its Annual  Report on Form 18-K for the  fiscal  year ended
     March 31, 2007 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit (m)    Fiscal Agency Agreement, dated as of September 5, 2008, including the form of Bonds;  Underwriting Agreement,  dated as of August
                    28,  2008,   including   the  names  and  addresses  of  the
                    Underwriters;  Opinion of the Legal Counsel,  Legal Services
                    Branch,  Ministry  of Finance of the  Province  of  Ontario,
                    including  a consent  relating  thereto,  in  respect of the legality of the Bonds; and Schedule of Expenses.

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

September 5, 2008                By:   /s/ Irene Stich
                                    ___________________________________________
                                    Name:  Irene Stich
                                    Title: Director, Capital Markets Operations
                                           Capital Markets Division
                                           Ontario Financing Authority

                              Exhibit Index

Exhibit (m)    Fiscal Agency Agreement, dated as of September 5, 2008, including the form of Bonds; Underwriting Agreement,  dated as of August 28, 2008, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch,  Ministry of Finance of
               the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                                                      CONFORMED COPY

                               PROVINCE OF ONTARIO

                                US$1,500,000,000

                       3.125% BONDS DUE SEPTEMBER 8, 2010

                             _______________________

                             FISCAL AGENCY AGREEMENT

                             _______________________

                          Dated as of September 5, 2008

                               PROVINCE OF ONTARIO

     FISCAL AGENCY AGREEMENT dated as of September 5, 2008, between the Province of Ontario  (the  "Province")  and The Bank of New York  Mellon,  a  corporation organized and existing under the laws of the State of New York, as fiscal agent, transfer agent, registrar and principal paying agent.

1.   Underwriting Agreement. The Province entered into an underwriting agreement dated as of August 28, 2008 (the "Underwriting Agreement") with the several underwriters listed on Schedule II thereto providing for the issue and sale by the Province of  US$1,500,000,000  aggregate  principal amount of 3.125%
     Bonds due September 8, 2010 (the "Bonds").

2.   Appointment of Registrar; Paying Agents; Additional Transfer Agent. (a) The
     Province hereby appoints The Bank of New York Mellon, at present having its principal  office at 101 Barclay  Street,  New York, New York 10286, in the
     Borough  of  Manhattan,  The City and State of New York,  as fiscal  agent, transfer  agent,  registrar and principal  paying agent of the Province for the Bonds, upon the terms and conditions set forth herein.  The Bank of New
     York Mellon  accepts such  appointments,  and along with its  successors as such fiscal agent, transfer agent,  registrar and principal paying agent is hereinafter referred to as the "Registrar".

(b)  The Province may from time to time  appoint one or more  additional  agents
     (hereinafter  called a  "Paying  Agent"  or the  "Paying  Agents")  for the
     payment  (subject to the applicable laws and  regulations) of the principal of and  interest  and  Additional  Amounts  (as  defined  in the  terms and conditions  of the Bonds),  if any, on the Bonds at such place or places as the Province may determine pursuant to a written paying agency agreement (a
     "Paying  Agency   Agreement").   In  addition,   the  Province,   with  the
     acknowledgement  of the  Registrar,  hereby  appoints  The Bank of New York
     Mellon, One Canada Square,  London EI4 5AL, England,  as its initial Paying
     Agent in London,  and The Bank of New York Mellon accepts such appointment.
     The Province may at any time terminate the  appointment of any Paying Agent provided,  however,  that for so long as the Bonds are listed on the London
     Stock Exchange plc and the rules of such stock exchange or the rules of the
     Financial Services Authority (UK) so require,  the Province will maintain a paying agent in the United  Kingdom.  The Province  will keep the Registrar informed as to the name,  address,  and telephone and facsimile  numbers of each Paying  Agent  appointed  by it and will notify the  Registrar  of the resignation  of any Paying  Agent.  The  Registrar  shall arrange with each
     Paying Agent for the payment,  as provided herein,  of the principal of and interest and Additional  Amounts, if any, on the Bonds on terms approved by the Province (further  references herein to principal and interest shall be deemed to also refer to any Additional Amounts).

(c)  The Province may from time to time  appoint one or more  additional  agents for the processing of applications for registration of transfer or exchange of fully registered Bonds in definitive form (hereinafter referred to as an
     "Additional  Transfer Agent" or "Additional  Transfer Agents" and, together with the Registrar,  in its capacity as transfer agent of the Province, the
     "Transfer Agents" or individually a "Transfer Agent") pursuant to a written transfer agency agreement (a "Transfer Agency Agreement"). The Province may at any time terminate the appointment of any Additional Transfer Agent. The
     Province  will keep the  Registrar  informed  as to the name,  address  and telephone and facsimile numbers of each Additional Transfer Agent appointed by it and will notify the Registrar of the  resignation  or  termination of the appointment of any Additional Transfer Agent.

3.   Form.  (a) The Bonds shall  initially  be issued in the form of three fully registered  global  certificates  without coupons (such  registered  global certificates  and  any  registered  global  certificates  issued  upon  any transfer or exchange  thereof or in  replacement  therefor are  hereinafter referred to as the "Global Bonds"). The Global Bonds shall be registered in the name of Cede &  Co.,  as nominee of The  Depository  Trust  Company
     ("DTC") and held by The Bank of New York Mellon as custodian  for DTC ("DTC
     Custodian").  As long as DTC or its  respective  nominee is the  registered holder  of the  Global  Bonds,  it will be  considered  the sole  owner and registered  holder of the Bonds for all  purposes  hereunder  and under the
     Global Bonds. None of the Province,  the Registrar or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments  made by DTC,  CDS Clearing and  Depository  Services  Inc.,
     Euroclear  Bank  S.A./N.V.,  or  Clearstream  Banking,  societe  anonyme on account of beneficial  interests in the Global Bonds. Except as provided in
     Section 6 hereof,  owners of beneficial  interests in the Global Bonds will not be entitled to have Bonds  registered in their names,  will not receive or be entitled to receive Bonds in definitive  registered form and will not be considered  registered holders thereof under this Agreement.  The Global
     Bonds will be substantially in the form attached hereto as Exhibit 1.

(b)  All Bonds  (including  the Global Bonds) shall be executed on behalf of the
     Province  by the  signature,  manual or in  facsimile,  of the  Minister of
     Finance or the manual  signature  of any one of (i) the Deputy  Minister of
     Finance,  or (ii) the Chief  Executive  Officer,  the  Executive  Director,
     Capital Markets Division or any Director,  Capital Markets Division, all of
     the  Ontario  Financing  Authority,  and shall be sealed with the manual or facsimile  seal of the Minister of Finance.  In the event that any official of the Province who shall have signed or whose  facsimile  signature  shall appear upon any of the Bonds  shall  cease to hold such  office  before the
     Bonds so signed  shall  actually  have been  authenticated,  registered  or delivered,  such Bonds  nevertheless may be  authenticated,  registered and delivered  with the same force and effect as though  such person who signed such Bonds had not ceased to be such official of the Province.

4.   Authentication.  The Registrar  shall,  upon receipt of Bonds duly executed and  sealed on  behalf of the  Province  together  with a written  order or orders to authenticate  and deliver Bonds in a stated  aggregate  principal amount,  (i)  authenticate  and register  not more than the said  aggregate principal  amount of Bonds and deliver them in accordance  with the written order or orders of the Province and (ii) thereafter authenticate,  register and deliver Bonds in accordance  with the provisions of Sections 5, 6 and 8 of this  Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and  outstanding  at any time,  whether in the form of Global Bonds or Bonds in definitive  registered form, issued in exchange  for the  Global  Bonds,  shall  not  exceed  US$1,500,000,000  in aggregate  principal  amount,  plus the aggregate  principal  amount of any additional Bonds issued by the Province  pursuant to any supplement  hereto in accordance with Section 15 of this Agreement.

5.   Registration,  Transfers and Exchanges.  (a) The Registrar, as agent of the
     Province for such purpose,  shall at all times keep at its principal office in the Borough of Manhattan,  The City and State of New York, a register or registers  (hereinafter the "Register" or "Registers") for the registration and  registration  of transfers and  exchanges of Bonds,  in which shall be entered the names and addresses of the registered  holders of Bonds and the principal  amount  of and  other  particulars  of the  Bonds  held by them.
     Subject to Section 6 hereof, upon surrender for registration of transfer of any Bond at said office,  the Registrar  shall  authenticate,  register and deliver, in the name of the transferee or transferees,  a new Bond or Bonds for a like aggregate  principal amount.  Subject to Section 6 hereof,  upon surrender  of any Bond at said office for  exchange,  the  Registrar  shall authenticate,  register and deliver,  in exchange for such Bond, a new Bond or new Bonds of the appropriate  authorized  denomination(s) and for a like aggregate  principal amount in accordance with the provisions of the Bonds.
     The Province and the  Registrar  shall not be required to make any exchange of Bonds if as a result  thereof,  the Province  would incur adverse tax or
     other  similar   consequences   under  the  laws  or   regulations  of  any
     jurisdiction in effect at the time of the exchange.

(b)  All  new  Bonds   authenticated   and  delivered  by  the  Registrar   upon
     registration  of transfer or in exchange  for Bonds of other  denominations shall be so dated that neither gain nor loss of interest  shall result from such registration of transfer or exchange.

(c)  All Bonds presented or surrendered for  registration of transfer,  exchange or payment shall be accompanied  by a written  instrument or instruments of transfer  in form  satisfactory  to the  Registrar,  duly  executed  by the registered  holder or its attorney duly  authorized in writing and with the signatures  thereon duly  guaranteed by a commercial  bank or trust company having its  principal  office in The City of New York or by a member of the
     New York Stock Exchange.

(d)  The  Registrar  and each  Additional  Transfer  Agent  shall not impose any service  charge  on the  registered  holder  on any  such  registration  of transfer or exchange of Bonds in the normal  course of  business;  however, the Province may require of the party requesting such transfer or exchange, as a  condition  precedent  to the  exercise  of any right of  transfer  or exchange  contained in this Agreement or in the Bonds, the payment of a sum sufficient  to cover any stamp or other  tax or other  governmental  charge payable in connection therewith.

(e)  The Province,  the  Registrar  and any Paying Agent or Additional  Transfer
     Agent may treat the  person  in whose  name any Bond is  registered  as the absolute  owner of such  Bond  for the  purpose  of  receiving  payment  of principal of and interest on such Bond, and all other purposes  whatsoever, whether  or not  such  Bond  be  overdue,  and  none of the  Province,  the
     Registrar,  any Paying  Agent or any  Additional  Transfer  Agent  shall be affected by any notice to the contrary and any such payment shall be a good and  sufficient  discharge to the  Province,  the  Registrar and any Paying
     Agent or Additional Transfer Agent for the amount so paid.

(f)  The Registrar shall not be required to register any transfer or exchange of
     Bonds (and any  Additional  Transfer  Agent shall not be required to accept presentment of fully  registered  Bonds in definitive form for registration of transfer or  exchange by the  Registrar)  during the period (i) from the
     Regular Record Date (as defined in the Bonds) to the Interest  Payment Date
     (as  defined  in the  Bonds)  or (ii)  from the  close of  business  on the fifteenth  day  preceding  the date of early  redemption  of the Bonds (the
     "Redemption Record Date") to the date of early redemption of the Bonds (the
     "Redemption  Date").  For the  purposes  of any  interest  payment  made in accordance  with Section 7(b) or (c) hereof,  such payment shall be made to those  persons  in whose  names the Bonds are  registered  on such  Regular
     Record Date or Redemption Record Date.

(g)  Each Additional  Transfer Agent, as agent of the Province for such purpose, shall  maintain an office in its  jurisdiction  at which  fully  registered
     Bonds in definitive  form may be presented for  registration of transfer or
     exchange  by  the  Registrar  in  accordance  with  this  Agreement.   Each
     Additional  Transfer Agent shall promptly forward to the Registrar all such
     Bonds received by it,  together with the written  instrument or instruments of transfer referred to above.

6.   Special Provisions Relating to the Global Bonds. (a) Unless any Global Bond
     is presented by an authorized  representative  of DTC to the Province,  the
     Registrar or their respective agents for registration of transfer, exchange or payment,  and any  replacement  Global Bond issued is  registered in the name of a nominee of DTC as requested by such authorized representative and any payment is made to such nominee of DTC, any  transfer,  pledge or other use of the Global Bonds for value or otherwise  shall be wrongful since the registered holder thereof has an interest therein.

(b)  Except  as  provided  in this  subparagraph,  Bonds  will not be  issued in definitive  registered  form. If at any time DTC notifies the Province that it is unwilling or unable to continue as depository for the Global Bonds or if at any time DTC  ceases to be a  clearing  agency  registered  under the
     United States  Securities  Exchange Act of 1934,  as amended,  or otherwise ceases to be eligible to be a  depositary,  the  Province  shall  appoint a successor  depositary  with  respect to the Global  Bonds.  If a  successor depositary  for the Global Bonds is not appointed by the Province  within a reasonable  period after the Province receives such notice or becomes aware of such  ineligibility,  the  Province  shall  execute  and  seal  Bonds in definitive registered form, and the Registrar,  upon receipt thereof, shall authenticate  and deliver such Bonds in definitive  registered form without coupons,  in denominations  of US$5,000 and integral  multiples of US$1,000 for amounts in excess of US$5,000,  in an aggregate  principal amount equal to the  aggregate  principal  amount of the Global Bonds as of the exchange date.

     The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds held in the form of the Global  Bonds.  In such event the Province  shall execute and seal Bonds in definitive  registered  form, and the Registrar,  upon receipt  thereof,  shall  authenticate and deliver such Bonds in definitive  registered form without coupons, in denominations of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of
     US$5,000, in an aggregate principal amount equal to the aggregate principal amount of the Global Bonds as of the exchange date.

     Upon the  exchange of the Global Bonds for Bonds in  definitive  registered form,  the  Registrar  shall  cancel such Global Bonds and shall reduce the holdings  of Cede &  Co. on the  Register to nil.  Bonds in  definitive registered  form issued in exchange for the Global  Bonds  pursuant to this section shall be  registered in such names as DTC pursuant to  instructions from its direct or indirect  participants or otherwise,  shall instruct the
     Registrar  or the  Province.  The  Registrar  shall  deliver  such Bonds in definitive  registered form to or as directed by the persons in whose names such  definitive  registered  Bonds are so  registered  and,  to the extent reasonably  practicable in the circumstances,  shall direct all payments to be made in  respect  of such  Bonds in  definitive  registered  form to the registered holders thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

     All Bonds in  definitive  registered  form issued upon the  exchange of the
     Global Bonds shall be valid  obligations  of the Province,  evidencing  the same debt,  entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to a Global Bond) as the Global Bonds surrendered upon such exchange.

7.   Payment. (a) The Province will pay to the Registrar,  in same day funds, in such coin or  currency  of the  United  States of America as at the time of payment is legal  tender for  payment of public and  private  debts,  to an account  to be  specified  by the  Registrar,  on the day on which the same shall  become  due (or the next  succeeding  Business  Day if such due date falls upon a day which is not a Business Day as defined below,  unless such next following Business Day falls in the next succeeding calendar month, in which case the related  payment will be made on the  immediately  preceding
     Business Day as if made on the date such  payment was due),  all amounts to be paid on the Bonds for principal and interest on that date as required by the terms of the Bonds, and the Province hereby  authorizes and directs the
     Registrar,  from the funds so paid to it, to make payment of the  principal and interest in respect of the Bonds in accordance with their terms and the provisions  set  forth  below.  For  the  purposes  of this  Section  7(a),
     "Business Day" shall mean a day on which banking  institutions  in The City of New York,  the City of London and the City of Toronto are not authorized or obligated by law or executive order to be closed.

(b)  Payment of principal  and interest on the Global Bonds shall be made by the
     Registrar  to Cede  &  Co.,  as  nominee  of DTC,  in same day funds in accordance with procedures agreed to between the Registrar and DTC.

(c)  Payment of  principal  in respect of Bonds in  definitive  registered  form issued  pursuant to Section 6(b) hereof shall be made against  surrender at the office of the Registrar in the Borough of Manhattan, The City and State
     of New York or at the office of any Paying Agent  appointed by the Province for such purpose  pursuant to this Fiscal  Agency  Agreement and any Paying
     Agency Agreement.  Payment of interest due prior to or on the Maturity Date or on any  Redemption  Date will be made by forwarding by post or otherwise delivering a cheque to the  registered  addresses of registered  holders of
     Bonds, or, at the option of the Province,  otherwise  transferring funds to the  registered  holders of the Bonds.  Such cheque  shall be dated the due date for payment and made payable to the order of the registered holder or, in the case of joint  registered  holders,  to the order of all such  joint holders (failing  instructions from them to the contrary) and shall be sent to the address of that one of such joint holders whose name stands first in the  register as one of such joint  holders.  The  Registrar  shall mail or otherwise  deliver  such cheques to the names and  addresses of  registered holders  of Bonds  sufficiently  in advance  of the  relevant  due date for payment that receipt of such cheques by registered holders on or before the due date is reasonably assured.

(d)  All moneys paid to the Registrar under Section 7(a) of this Agreement shall be held by it in a  separate  account  from the  moment  when such money is received  until the time of  actual  payment,  in trust for the  registered holders of Bonds to be  applied by the  Registrar  to  payments  due on the
     Bonds at the time and in the manner  provided for in this Agreement and the
     Bonds,  provided  that if the  Registrar  shall  fail to duly make any such payment due on the Bonds and,  as a result of such  failure,  the  Province otherwise duly makes such payments to the registered  holders of Bonds, the
     Registrar shall thereupon hold such moneys paid to it under Section 7(a) in trust for the  Province.  Any money  deposited  with the  Registrar for the payment of the  principal  or  interest  in  respect of any Bond  remaining unclaimed for two years after such  principal or interest shall have become due and payable shall be repaid to the Province without  interest,  and the registered  holder of a Bond may  thereafter  look only to the Province for any payment to which such holder may be entitled.

8.   Mutilated,  Destroyed,  Stolen or Lost Bond  Certificates.  (a) If any Bond
     certificate is mutilated,  defaced,  destroyed, stolen or lost, application for replacement  shall be made to the Registrar who shall promptly transmit such application to the Province.  Such application shall be accompanied by the mutilated or defaced certificate or proof, satisfactory to the Province in its discretion,  of the  destruction,  theft or loss of the certificate, and upon receipt by the Province of an  indemnity  satisfactory  to it, the
     Province shall execute a new  certificate  of like tenor,  and upon written instructions  from the Province,  the Registrar shall thereupon  cancel the mutilated  or defaced  certificate  and adjust the  Register to reflect the cancellation,  destruction, theft or loss of a certificate, as the case may be, and authenticate, register and deliver such new certificate in exchange for  the  mutilated  or  defaced  certificate  or in  substitution  for the destroyed,  stolen or lost certificate.  Such replacement certificate shall be so dated that  neither  gain nor loss in interest  will result from such exchange or  substitution.  All  expenses  associated  with  procuring  any indemnity  and with  the  preparation,  authentication  and  delivery  of a replacement  certificate  will be borne  by the  registered  holder  of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

(b)  Whenever any Bond alleged to have been lost,  stolen or destroyed for which a  replacement  Bond has been issued is  presented  to the  Registrar,  any
     Paying Agent or any  Additional  Transfer Agent for payment on the Maturity
     Date, the Redemption Date or for registration of transfer or exchange,  the
     Registrar,  the Paying Agent or the Additional  Transfer Agent, as the case may be, shall immediately  notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

9.   Maturity,  Redemption and Purchases. (a) Unless previously redeemed for tax reasons  as  provided  in  the  terms  and  conditions  of  the  Bonds,  or repurchased by the Province, as provided below, the principal amount of the
     Bonds is due and payable on September 8, 2010 (the "Maturity Date").

(b)  In accordance with the terms and conditions of the Bonds, upon receipt of a notice to redeem and a  certificate  of the  Province,  as set forth in the
     Bonds,  not  less  than 30  days  and no more  than  60 days  prior  to the
     Redemption  Date, the Registrar shall cause to be published,  in accordance with Section 19(b) hereof, on behalf of the Province a notice of redemption stating:  (i) the Redemption Date; (ii) the redemption  price; and (iii) if applicable, the place or places of surrender of the Bonds to be redeemed.

(c)  The Province may, if not in default under the Bonds, at any time,  purchase
     Bonds in the open market, or by tender or by private contract at any price, in accordance with applicable law and may cause the Registrar to cancel any
     Bonds so purchased.

(d)  If the Province  elects to cancel any Bonds purchased by it when Bonds have been issued in the form of a Global Bond,  it may require the  Registrar to
     register  such  cancellation  and  to  reduce  the  outstanding   aggregate
     principal  amount  of the  Global  Bonds in  accordance  with  the  regular procedures of DTC in effect at such time.

10.  Cancellation and Destruction. All Bonds which are paid on the Maturity Date or the Redemption  Date, or  surrendered  for  registration  of transfer or exchange for other  certificates or for replacement,  shall be cancelled by the Registrar who shall register such cancellation. The Registrar shall, as soon as  practicable  after the date of  cancellation  of Bonds  under this section  or  Section  8(a) or the date that the  register  is  adjusted  to reflect the destruction, theft or loss of a certificate pursuant to Section
     8(a)  hereof,  furnish the  Province  with a  certificate  or  certificates stating  the  serial  numbers  and  total  number  of Bonds  that have been cancelled.  The Registrar  shall destroy all cancelled  Bonds in accordance with the instructions of the Province and shall furnish to the Province, on a timely basis,  certificates  of destruction  stating the serial  numbers, dollar value and total number of all Bonds destroyed hereunder.

11.  (a) Limit on Liability. In acting under this Agreement,  the Registrar, any
     Paying Agent and any Additional  Transfer Agent are acting solely as agents of the Province and do not assume any obligation or  relationship of agency or trust for or with any of the  registered  holders of the  Bonds,  except that all  funds  held by the  Registrar,  any  Paying  Agent or  Additional
     Transfer  Agent for payment of principal or interest shall be held in trust for the registered holders of Bonds as provided in this Agreement.

(b)  Rights and Liabilities of Registrar. The Registrar shall incur no liability for, or in respect of, any action taken, omitted to be taken or suffered by it in reliance upon any Bond, certificate,  affidavit, instruction, notice,
     request,   direction,   order,   statement  or  other  paper,  document  or
     communications  reasonably  believed  by  it  to  be  genuine.  Any  order, certificate,  affidavit, instruction, notice, request, direction, statement or other  communication  from the  Province  made or given by it and  sent, delivered or directed to the Registrar under,  pursuant to, or as permitted by, any provision of this  Agreement  shall be  sufficient  for purposes of this  Agreement  if such  communication  is in  writing  and  signed by any authorized  officer of the  Province or its  attorney  duly  authorized  in writing.

(c)  Right of Agent to Own Bonds.  The  Registrar,  each Paying Agent,  and each
     Additional Transfer Agent, and their officers, directors and employees, may become the holder of, or acquire any interest in, any Bonds,  with the same rights that it or they would have if it were not the  Registrar or a Paying
     Agent or an  Additional  Transfer  Agent  hereunder,  or they were not such officers,  directors or  employees,  and may engage or be interested in any financial  or other  transaction  with the  Province  and may act on, or as depositary,  trustee  or agent for,  any  committee  or body of  registered holders of Bonds or other  obligations  of the  Province as freely as if it were not the  Registrar or a Paying Agent or an Additional  Transfer  Agent
     hereunder or they were not such officers, directors or employees.

12.  Expenses and Indemnity.  (a) In connection with the Registrar's appointment and duties as Registrar,  the Province will pay the Registrar  compensation in an amount separately agreed upon by the Province and the Registrar.  The
     Province will indemnify and hold harmless the Registrar,  each Paying Agent and each Additional  Transfer Agent against all claims,  actions,  demands, damages, costs, losses or liability which may be incurred by the Registrar, any  Paying  Agent or any  Additional  Transfer  Agent by reason  of, or in connection  with,  the  Registrar's,  any Paying  Agent's or any Additional
     Transfer Agent's appointment and duties as such, except as such result from any  negligent  act or  omission,  bad  faith or wilful  misconduct  of the
     Registrar,  any  Paying  Agent or any  Additional  Transfer  Agent or their respective  directors,  officers,  employees or agents.  In  addition,  the
     Province will (i) indemnify and hold harmless the DTC Custodian on the same basis as aforesaid  in respect of its duties as custodian  for DTC but only to the extent the DTC Custodian is not otherwise entitled to be indemnified or  held  harmless  by  DTC,  and  (ii)  shall,  pursuant  to  arrangements separately  agreed upon by the Province and the Registrar,  transfer to the
     Registrar, upon presentation of substantiating  documentation  satisfactory to the Province,  amounts sufficient to reimburse the Registrar for certain out-of-pocket expenses reasonably incurred by it and by any Paying Agent in connection with their  services.  The obligation of the Province under this paragraph  shall survive payment of the Bonds and resignation or removal of the Registrar.

(b)  The Registrar,  each Paying Agent and each Additional Transfer Agent agrees to indemnify  and hold harmless the Province  against all claims,  actions, demands,  damages, costs, losses and liabilities arising out of or relating to any  negligent  act or omission,  bad faith or wilful  misconduct of the
     Registrar, such Paying Agent or such Additional Transfer Agent, as the case may be, or its respective  directors,  officers,  employees or agents.  The obligations  of the  Registrar,  each  Paying  Agent  and  each  Additional
     Transfer Agent under this paragraph  shall survive payment of the Bonds and resignation  or  removal  of the  Registrar,  each  Paying  Agent  and each
     Additional Transfer Agent.

(c)  Each indemnified party shall give prompt notice to each indemnifying  party of any action  commenced  against it in respect of which  indemnity  may be sought under this Agreement but failure to so notify any indemnifying party shall not relieve it from any liability which it may have otherwise than on account of this indemnity. An indemnifying party may participate at its own expense in the defence of such action.  If it so elects within a reasonable time after  receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal advisors chosen by it and approved by the indemnified  party defendant in such action,  unless such indemnified party reasonably objects to such assumption on the ground that there may be legal defences  available to it which are different  from or in addition to those available to such  indemnifying  party,  but an indemnifying  party may not settle any  action  commenced  against an  indemnified  party  without  the written  consent of the  indemnified  party.  In order to be entitled to an indemnity with respect to a claim hereunder, an indemnified party will not, without the prior  written  consent of the  indemnifying  party,  settle or compromise  or consent to the entry of any  judgment  with  respect to such pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnifying  party  is an  actual  or  potential  party  to such  claim or action).  If an indemnifying  party assumes the defence of any such action, the indemnifying  party shall not be liable for any fees or expenses of the legal advisors of the indemnified  party incurred  thereafter in connection with such action.  In no event shall the  indemnifying  party be liable for the fees and  expenses of more than one legal  advisor for the  indemnified party in connection  with any one action or separate but similar or related actions arising out of the same general allegations or circumstances.

13.  (a) Successor Registrar.  The Province agrees that there shall at all times be a Registrar  hereunder and that the  registrar  shall be a bank or trust company organized and doing business under the laws of the United States of
     America or of the State of New York, in good standing and having a place of business in the Borough of Manhattan,  The City and State of New York,  and
     authorized  under such laws to exercise  corporate trust powers,  provided, the  Province  may  choose  to act at any  time  as its own  fiscal  agent, transfer agent, registrar and principal paying agent.

     The Registrar  shall not transfer or assign this  Agreement or any interest or obligation  herein without the  Province's  prior written  consent.  Any corporation into which the Registrar  hereunder may be merged or converted, or any  corporation  with which the Registrar may be  consolidated,  or any corporation resulting from any merger, conversion or consolidation to which the Registrar shall sell or otherwise  transfer all or substantially all of the corporate  trust business of the  Registrar,  provided that it shall be qualified  as  aforesaid,  shall  be the  successor  Registrar  under  this
     Agreement  without the  execution or filing of any paper or any further act on the part of any of the parties  hereto,  but subject to prior  notice to and the prior written approval of the Province.

(b)  Resignation.  The Registrar may at any time resign by giving written notice to the  Province  of its  resignation,  specifying  the date on  which  its resignation  shall become  effective  (which shall not be less than 60 days after the date on which  such  notice is given  unless the  Province  shall agree to a shorter period);  provided that no such notice shall expire less than 30 days  before  or 30 days  after  the due  date for any  payment  of principal or interest in respect of the Bonds.  The Province may remove the
     Registrar at any time by giving written notice to the Registrar  specifying the date on which such removal shall become effective.  Such resignation or removal  shall only take effect upon the  appointment  by the Province of a successor  Registrar and upon the  acceptance of such  appointment  by such successor  Registrar.  Any Paying Agent or  Additional  Transfer  Agent may
     resign or may be removed at any time upon like notice,  and the Province in any such case may appoint in  substitution  therefor a new Paying  Agent or
     Paying Agents or Additional Transfer Agent or Additional Transfer Agents.

(c)  Bankruptcy or Insolvency of  Registrar.  The  appointment  of the Registrar hereunder  shall  forthwith  terminate,  whether  or  not  notice  of  such termination  shall have been given,  if at any time the  Registrar  becomes incapable of performing its duties  hereunder,  or is adjudged  bankrupt or insolvent,  or  files a  voluntary  petition  in  bankruptcy  or  makes  an assignment for the benefit of its creditors or consents to the  appointment of a liquidator or receiver of all or any substantial  part of its property or admits in writing its  inability to pay or meet its debts as they mature or suspends payment thereof,  or if a resolution is passed or an order made for the winding up or dissolution  of the Registrar,  or if a liquidator or receiver of the Registrar of all or any substantial part of its property is appointed,  or if any order of any court is entered  approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency  law, or if any public  officer  takes  charge or control of the
     Registrar or its  property or affairs for the  purposes of  rehabilitation, conservation or liquidation.

(d)  Appointment  of  Successor.  Prior  to  the  effective  date  of  any  such resignation or removal of the Registrar,  or if the Registrar  shall become unable to act as such or shall  cease to be  qualified  as  aforesaid,  the
     Province shall appoint a successor Registrar,  qualified as aforesaid. Upon the  appointment  of a  successor  Registrar  and  its  acceptance  of such appointment, the retiring Registrar shall, at the direction of the Province and upon payment of its compensation and expenses then unpaid,  deliver and pay over to its  successor  any and all  securities,  money  and any  other properties then in its possession as Registrar and shall thereupon cease to act hereunder.

(e)  Payment of Certain  Registrar's  Fees Upon  Termination.  If the  Registrar
     resigns pursuant to Section 13(b) of this Agreement or ceases to act as the
     Province's  fiscal agent in respect of the Bonds  pursuant to Section 13(c)
     of this  Agreement,  the  Registrar  shall only be  entitled to annual fees otherwise  payable to it under this  Agreement on a pro rata basis for that period since the most recent anniversary of this Agreement during which the
     Registrar  has  acted as fiscal  agent  hereunder.  In the  event  that the
     Registrar  ceases to act as the  Province's  fiscal agent in respect of the
     Bonds for any other reason,  the Registrar shall be entitled to receive the full  amount of the  annual  fees  payable  to it in  respect  of the Bonds pursuant to Section 12 of this Agreement.

14.  Meetings of Holders of Bonds.  (a) The Registrar shall convene a meeting of the registered  holders of the Bonds for any lawful purpose affecting their interests  upon  receipt of a written  request of the Province or a written request signed in one or more counterparts by the registered holders of not less than 10% of the  principal  amount of the Bonds then  outstanding  and upon being indemnified as to its reasonable satisfaction by the Province or the registered  holders of Bonds signing such request,  as the case may be, against the costs which may be incurred in connection  with the calling and holding of such meeting.  If the Registrar  fails to give notice  convening such meeting  within 30 days after  receipt of such request and  indemnity, the Province or such  registered  holders of Bonds, as the case may be, may convene such meeting.  Every such meeting shall be held in Toronto,  Canada or such other place as may be approved or determined by the Province.

(b)  At least 21 days'  notice of any meeting  shall be given to the  registered holders  of the  Bonds in the  manner  provided  pursuant  to the terms and conditions of the Bonds and a copy thereof shall be sent by prepaid courier to the Registrar  unless the meeting has been called by the Registrar,  and to the Province,  unless the meeting has been called by the Province.  Such notice  shall  state the time,  place and  purpose of the  meeting  and the general  nature of the business to be transacted at the meeting,  and shall include a statement to the effect  that,  prior to 48 hours before the time fixed  for the  meeting,  (i) in the case of Bonds  issued in the form of a
     Global Bond, those persons recorded in the Register, or (ii) in the limited circumstances  in which  Bonds in  definitive  registered  form  have  been issued,  those registered holders of Bonds who deposit their Bonds with the
     Registrar or any other person  authorized for such purpose by the Registrar or the  Province,  shall be  entitled  to obtain  voting  certificates  for appointing  proxies  (subject to such  procedures and  requirements  as the
     Province and the  Registrar may  prescribe),  but it shall not be necessary for any such notice to set out the terms of any  resolution  to be proposed at such meeting or any other provisions.

(c)  A  registered  holder of Bonds may  appoint  any  person by  instrument  in writing as the  holder's  proxy in  respect of a meeting of the  registered holders of Bonds or any  adjournment of such meeting,  and such proxy shall have all  rights  of the  registered  holder  of Bonds in  respect  of such meeting. All written notices to DTC of meetings shall contain a requirement
     that  the  registered   holders  of  Bonds  must  notify   clearing  system
     participants  and, if known,  beneficial  owners of Bonds of the meeting in accordance with procedures  established  from time to time by such clearing systems.  The registered holders of Bonds shall seek voting instructions on the  matters  to be  raised  at  such  meeting  from  the  clearing  system participants or, if known, from the beneficial owners of Bonds.

(d)  A person,  who need not be a registered  holder of Bonds, will be nominated in writing by the Registrar as  chairperson of the meeting and if no person is so  nominated  or if the person so  nominated  is not present  within 15 minutes from the time fixed for the holding of the meeting,  the registered holders of the Bonds present in person or by proxy shall choose some person present to be  chairperson,  and failing  such  choice,  the  Province  may appoint a chairperson.

(e)  At a meeting of registered  holders of Bonds, a quorum shall consist of one or more  registered  holders  of Bonds  present  in  person or by proxy who represent at least a majority in principal  amount of the Bonds at the time outstanding.  If a quorum of the  registered  holders of Bonds shall not be present within  one-half hour after the time fixed for holding any meeting, the  meeting,  if convened by or at the  request of  registered  holders of
     Bonds,  shall be  dissolved,  but if otherwise  convened the meeting  shall stand  adjourned  without  notice to the same day in the next week  (unless such day is not a business  day in the place  where the  meeting is to take place in which case it shall stand  adjourned  until the next such business day following thereafter) at the same time and place unless the chairperson appoints some other place in Toronto, Ontario, or some other day or time of which not less than  seven (7) days'  notice  shall be given in the  manner provided above. At the adjourned meeting one or more registered  holders of
     Bonds  present  in person or by proxy  shall  constitute  a quorum  and may transact  the  business  for  which the  meeting  was  originally  convened notwithstanding  that  they  may  not  represent  at  least a  majority  in principal amount of the Bonds then outstanding.

(f)  The chairperson of any meeting at which a quorum of the registered  holders of Bonds is present may, with the consent of the registered  holder(s) of a majority of principal amount of the Bonds represented thereat,  adjourn any such  meeting and no notice of such  adjournment  need be given except such notice, if any, as the meeting may prescribe.

(g)  Every  motion or  question  submitted  to a  meeting  shall be  decided  by
     Extraordinary  Resolution  (as defined below) and in the first place by the votes given on a show of hands. At any such meeting,  unless a poll is duly demanded  as herein  provided,  a  declaration  by the  chairperson  that a resolution  has been  carried or  carried  unanimously  or by a  particular majority  or  lost  or  not  carried  by a  particular  majority  shall  be conclusive of the fact. On any question submitted to a meeting when ordered by the chairperson or demanded by a show of hands by one or more registered holders  of Bonds  acting in person or by proxy and  holding at least 2% in principal  amount of the Bonds then  outstanding,  a poll shall be taken in such manner as the chairperson shall direct.

(h)  On a poll, each registered holder of Bonds present in person or represented by a proxy duly  appointed by an instrument in writing shall be entitled to one vote in respect of each US$5,000 principal amount of Bonds of which the person shall then be the registered holder  (calculated on a pro rata basis for registered  holders who hold Bonds in integral multiples of US$1,000 in excess of US$5,000).  A proxy need not be a registered  holder of Bonds. In the case of Bonds held  jointly,  any one of the joint  registered  holders present  in  person  or by proxy  may vote in the  absence  of the other or others; but in case more than one of them be present in person or by proxy, only one of them may vote in respect of each US$5,000  principal  amount of
     Bonds (or such greater amount of Bonds that is not an integral  multiple of
     US$5,000) of which they are joint registered holders.

(i)  The  Province  and the  Registrar,  by  their  authorized  representatives, officers  and  directors,  and the  financial  and  legal  advisors  of the
     Province and the Registrar may attend any meeting of the registered holders of Bonds, but shall have no vote as such.

(j)  Except as set forth in  Section 18 hereof,  the  registered  holders of the
     Bonds may consent by  Extraordinary  Resolution  (as defined  below) to any modification  or amendment  proposed by the Province to this  Agreement and the Bonds.  An  Extraordinary  Resolution  duly passed at any such  meeting shall be binding on all  registered  holders of Bonds,  whether  present or not;  however,  no such  modification or amendment to this Agreement or the
     Bonds shall, without the consent of the registered holder of each such Bond affected  thereby;  (a) change the Maturity  Date of any Bond or change any
     Interest  Payment Date; (b) reduce the principal amount thereof or the rate of interest payable thereon;  (c) change the coin or currency of payment of any Bond; (d) impair the right to institute suit for the enforcement of any such payment on or with respect to such Bond; or (e) reduce the  percentage of  principal  amount of Bonds  necessary  for the  taking  of any  action, including  modification  or  amendment  of this  Agreement or the terms and conditions  of the Bonds,  or reduce the quorum  required at any meeting of registered holders of Bonds.

     The term "Extraordinary  Resolution" is defined as a resolution passed at a meeting  of  registered  holders  of  Bonds  held in  accordance  with  the provisions of this Agreement and the Bonds by the  affirmative  vote of the registered  holders of not less than 66 2/3% of the principal amount of the
     Bonds  represented  at the  meeting  in person or by proxy and voted on the
     resolution  or  as  an  instrument  in  writing   signed  in  one  or  more
     counterparts  by  the  registered  holders  of not  less  than  66 2/3%  in principal amount of the outstanding Bonds.

(k)  Minutes of all  resolutions  and proceedings at every meeting of registered holders of Bonds held in accordance  with the  provisions of this Agreement shall be made and  entered  in books to be from time to time  provided  for that  purpose by the  Registrar at the expense of the Province and any such minutes,  if  signed  by the  chairperson  of the  meeting  at  which  such resolutions were passed or proceedings  taken, or by the chairperson of the next succeeding  meeting of the registered holders of Bonds, shall be prima facie  evidence of the matters  therein  stated and,  until the contrary is proved,  every such meeting, in respect of the proceedings of which minutes shall have been made,  shall be deemed to have been duly held and convened, and all resolutions  passed and proceedings taken thereat to have been duly passed and taken.

(l)  Every Extraordinary  Resolution passed in accordance with the provisions of this Agreement at a meeting of registered holders of Bonds shall be binding upon all the registered holders of Bonds, whether present at or absent from such meeting,  and every instrument in writing signed by registered holders of Bonds in  accordance  with  paragraph  (j) of this  Section  14 shall be binding  upon  all  the  registered  holders  of  Bonds  (whether  or not a signatory).  Subject to the provisions for its indemnity herein  contained, the  Registrar  shall be bound to give  effect  accordingly  to every  such
     Extraordinary Resolution.

(m)  The Registrar, or the Province with the approval of the Registrar, may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

(i)  for the  deposit  of  instruments  appointing  proxies at such place as the
     Registrar,  the  Province or the  registered  holders of Bonds  convening a meeting,  as the case may be,  may in the  notice  convening  such  meeting direct; and

(ii) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments  appointing proxies to be mailed, cabled or sent by any other means of recorded communication before the meeting to the
     Province or to the  Registrar at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

     Any  regulation  so made shall be binding and  effective and votes given in accordance  therewith  shall be valid  and shall be  counted.  Save as such regulations may provide,  the only persons who shall be entitled to vote at a meeting of registered  holders of Bonds shall be the  registered  holders thereof or their duly appointed proxies.

15.  Further  Issues.  The Province may from time to time,  without notice to or the  consent  of the  registered  holders  of the  Bonds,  create and issue further  bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the  payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment  of  interest following  the issue date of such  further  bonds) and so that such further bonds  shall be  consolidated  and form a single  series with the Bonds and shall have the same  terms as to status,  redemption  or  otherwise  as the
     Bonds.  Any further  bonds shall be issued with the benefit of an agreement supplemental to this Agreement.

16.  Reports. The Registrar shall furnish to the Province such reports as may be required by the Province relative to the Registrar's performance under this
     Agreement. The Province may, whenever it deems it necessary,  inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

17.  Forwarding of Notice.  If the Registrar  shall receive any notice or demand addressed  to the Province  pursuant to the  provisions  of the Bonds,  the
     Registrar shall promptly forward such notice or demand to the Province.

18.  Amendments.  This Agreement and the Bonds may be amended or supplemented by the parties  hereto,  without  notice to or the  consent of the  registered holder of any Bond, for the purpose of curing any ambiguity,  or of curing, correcting or supplementing any defective  provision contained herein or in the Bonds,  or  effecting  the issue of further  bonds as  described  under
     Section 15 of this Agreement, or in any other manner which the Province may deem  necessary or desirable and which,  in the  reasonable  opinion of the parties hereto,  shall not adversely affect the interests of the beneficial owners of the Bonds.

19.  Notices.  (a) Any  communications  from the Province to the Registrar  with respect  to this  Agreement  shall  be  addressed  to The  Bank of New York
     Mellon, 101 Barclay Street, New York, New York 10286, Attention:  Corporate
     Trust Department,  Fax No. (212)  815-5802/5803 and any communications from the  Registrar to the  Province  with  respect to this  Agreement  shall be addressed to the Ontario Financing Authority, One Dundas Street West, Suite
     1400,  Toronto,  Ontario,  M5G 1Z3,  Attention:  Director,  Capital Markets
     Operations, Capital Markets Division, Fax No. (416) 325-8111 (or such other address  as  shall be  specified  in  writing  by the  Registrar  or by the
     Province,  as the case may be) and shall be  delivered in person or sent by first class prepaid courier or by facsimile  transmission  subject,  in the case  of  facsimile  transmission,  to  confirmation  by  telephone  to the foregoing addresses.  Such notice shall take effect in the case of delivery in person, at the time of delivery,  in the case of delivery by first class prepaid  courier seven (7) business days after  dispatch and in the case of delivery  by  facsimile  transmission,  at  the  time  of  confirmation  by telephone.

(b)  All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England,  The Wall Street Journal in New
     York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada.  If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language  newspaper with general  circulation in the  respective  market  regions as the Province,  with the approval of the
     Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different  dates, on the first date on which  publication is made.  Written notice  will also be given to DTC,  provided at the time of such notice the
     Bonds are represented by the Global Bonds.

20.  Governing Law and  Counterparts.  This Agreement  shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal  laws  of  Canada  applicable  in the  Province  of  Ontario.  This
     Agreement  may be  executed  in any number of  counterparts,  each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.  Headings.  The  headings  for  the  sections  of  this  Agreement  are  for convenience only and are not part of this Agreement.

22.  Enurement.  Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

     IN WITNESS  WHEREOF,  the parties  hereto have  executed this Fiscal Agency
Agreement as of the date first above written.

                                                     PROVINCE OF ONTARIO

                                                     By:         /s/ Irene Stich
                                                           -----------------------------------------------
                                                           Name:     Irene Stich
                                                           Title:    Director
                                                                     Capital Markets Operations
                                                                     Capital Markets Division
                                                                     Ontario Financing Authority

                                                     THE BANK OF NEW YORK MELLON
                                                     as Registrar and additional Paying Agent in London

                                                     By:         /s/ Vanessa Mack
                                                           -----------------------------------------------
                                                           Name:     Vanessa Mack
                                                           Title:    Vice President

                                    EXHIBIT 1

                              FORM OF GLOBAL BOND

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. PS-A0001                                                   CUSIP: 683234 A32
SERIES: PS                                                    ISIN: US683234A329

                               PROVINCE OF ONTARIO
                        3.125% BOND DUE SEPTEMBER 8, 2010

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on  September 8, 2010
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 3.125% per annum from  September 5, 2008 until the principal hereof is paid.  Interest for the period from, and including,  September 5, 2008 to, but excluding,  March 8, 2009 will be payable on March 8, 2009 (the "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in arrears on the 8th day of March and the
8th day of  September  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
3.125% Bonds due September 8, 2010 (the "Bonds"). This Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This  Global  Bond and all the rights of the registered  holder hereof are expressly subject to a fiscal agency agreement dated as of September 5, 2008 (the "Fiscal Agency Agreement")  between the Province and The Bank of New York Mellon,  as fiscal agent,  transfer agent, registrar and principal paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent)
to which Fiscal Agency Agreement reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This  Global  Bond  is  issued  under  the  authority  of an  Order  of the
Lieutenant  Governor  in Council of  Ontario,  made  pursuant  to the  Financial
Administration  Act  (Ontario),  as  amended.  This  Global  Bond  shall for all purposes be governed  by, and  construed  in  accordance  with,  the laws of the
Province of Ontario and the federal laws of Canada applicable in the Province of
Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This
Global Bond is a direct unsecured obligation of the Province and as among the other Bonds, ranks pari passu and is payable without any preference or priority.
This Global Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly  provided for, from  September 5, 2008,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 3.125% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered  at the close of business on February
21st or August 24th  (whether or not a Business Day, as defined  below),  as the case may be, next preceding such Interest Payment Date (each such day a "Regular
Record  Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered at the close of business on a special record  date  for the  payment  of such  defaulted  interest  to be fixed by the
Registrar,  notice  whereof shall be given to the  registered  holder hereof not less than ten (10) days prior to such  special  record  date,  or be paid at any time in any other  lawful  manner.  Interest  payments  on this Global Bond will include interest  accrued to but excluding the Interest Payment Dates.  Interest will be  calculated  on the basis of a 360-day year  consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in The City of
New York,  the City of London  and the City of  Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  The City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)  a beneficial owner of which is subject to such taxes,  duties,  assessments or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise  than merely by the ownership as a  non-resident  of
     Canada of such  Bond,  but only to the extent of such  owner's  interest(s)
     therein; or

(b)  presented for payment more than 15 days after the Relevant Date,  except to the  extent  that the  holder  thereof  would  have been  entitled  to such
     Additional  Amounts  on the last day of such  period  of 15 days.  For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on September 8, 2010.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations,  which change or amendment becomes effective on or after August 28,
2008,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  The City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England, The Wall Street Journal in New York,
U.S.A., and The Globe and Mail in Toronto, Canada. If at any time publication in any such newspaper is not practicable,  notices will be valid if published in an
English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall  determine.
Any  such  notice  shall  be  deemed  to have  been  given  on the  date of such publication or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are listed on the London Stock Exchange and if the rules of such stock  exchange  on which the Bonds are listed or the rules of the
Financial Services Authority (UK) so require, the Province agrees to appoint and maintain a paying agent in London.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  September 5, 2008                                 PROVINCE OF ONTARIO

                                                          By:
                                                             -----------------------------------------------
                                                             Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
    ---------------------------------------
    Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. PS-A0002                                                   CUSIP: 683234 A32
SERIES: PS                                                    ISIN: US683234A329

                               PROVINCE OF ONTARIO
                        3.125% BOND DUE SEPTEMBER 8, 2010

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on  September 8, 2010
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 3.125% per annum from  September 5, 2008 until the principal hereof is paid.  Interest for the period from, and including,  September 5, 2008 to, but excluding,  March 8, 2009 will be payable on March 8, 2009 (the "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in arrears on the 8th day of March and the
8th day of  September  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
3.125% Bonds due September 8, 2010 (the "Bonds"). This Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This  Global  Bond and all the rights of the registered  holder hereof are expressly subject to a fiscal agency agreement dated as of September 5, 2008 (the "Fiscal Agency Agreement")  between the Province and The Bank of New York Mellon,  as fiscal agent,  transfer agent, registrar and principal paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent)
to which Fiscal Agency Agreement reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This  Global  Bond  is  issued  under  the  authority  of an  Order  of the
Lieutenant  Governor  in Council of  Ontario,  made  pursuant  to the  Financial
Administration  Act  (Ontario),  as  amended.  This  Global  Bond  shall for all purposes be governed  by, and  construed  in  accordance  with,  the laws of the
Province of Ontario and the federal laws of Canada applicable in the Province of
Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly  provided for, from  September 5, 2008,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 3.125% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered  at the close of business on February
21st or August 24th  (whether or not a Business Day, as defined  below),  as the case may be, next preceding such Interest Payment Date (each such day a "Regular
Record  Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered at the close of business on a special record  date  for the  payment  of such  defaulted  interest  to be fixed by the
Registrar,  notice  whereof shall be given to the  registered  holder hereof not less than ten (10) days prior to such  special  record  date,  or be paid at any time in any other  lawful  manner.  Interest  payments  on this Global Bond will include interest  accrued to but excluding the Interest Payment Dates.  Interest will be  calculated  on the basis of a 360-day year  consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in The City of
New York,  the City of London,  and the City of Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  The City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)  a beneficial owner of which is subject to such taxes,  duties,  assessments or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise  than merely by the ownership as a  non-resident  of
     Canada of such  Bond,  but only to the extent of such  owner's  interest(s)
     therein; or

(b)  presented for payment more than 15 days after the Relevant Date,  except to the  extent  that the  holder  thereof  would  have been  entitled  to such
     Additional  Amounts  on the last day of such  period  of 15 days.  For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on September 8, 2010.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations,  which change or amendment becomes effective on or after August 28,
2008,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  The City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England, The Wall Street Journal in New York,
U.S.A., and The Globe and Mail in Toronto, Canada. If at any time publication in any such newspaper is not practicable,  notices will be valid if published in an
English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall  determine.
Any  such  notice  shall  be  deemed  to have  been  given  on the  date of such publication or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are listed on the London Stock Exchange and if the rules of such stock  exchange  on which the Bonds are listed or the rules of the
Financial Services Authority (UK) so require, the Province agrees to appoint and maintain a paying agent in London.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  September 5, 2008                                 PROVINCE OF ONTARIO

                                                          By:
                                                             -----------------------------------------------
                                                             Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
    ---------------------------------------
    Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. PS-A0003                                                   CUSIP: 683234 A32
SERIES: PS                                                    ISIN: US683234A329

                               PROVINCE OF ONTARIO
                        3.125% BOND DUE SEPTEMBER 8, 2010

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on  September 8, 2010
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 3.125% per annum from  September 5, 2008 until the principal hereof is paid.  Interest for the period from, and including,  September 5, 2008 to, but excluding,  March 8, 2009 will be payable on March 8, 2009 (the "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in arrears on the 8th day of March and the
8th day of  September  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
3.125% Bonds due September 8, 2010 (the "Bonds"). This Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This  Global  Bond and all the rights of the registered  holder hereof are expressly subject to a fiscal agency agreement dated as of September 5, 2008 (the "Fiscal Agency Agreement")  between the Province and The Bank of New York Mellon,  as fiscal agent,  transfer agent, registrar and principal paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent)
to which Fiscal Agency Agreement reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This  Global  Bond  is  issued  under  the  authority  of an  Order  of the
Lieutenant  Governor  in Council of  Ontario,  made  pursuant  to the  Financial
Administration  Act  (Ontario),  as  amended.  This  Global  Bond  shall for all purposes be governed  by, and  construed  in  accordance  with,  the laws of the
Province of Ontario and the federal laws of Canada applicable in the Province of
Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly  provided for, from  September 5, 2008,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 3.125% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered  at the close of business on February
21st or August 24th  (whether or not a Business Day, as defined  below),  as the case may be, next preceding such Interest Payment Date (each such day a "Regular
Record  Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered at the close of business on a special record  date  for the  payment  of such  defaulted  interest  to be fixed by the
Registrar,  notice  whereof shall be given to the  registered  holder hereof not less than ten (10) days prior to such  special  record  date,  or be paid at any time in any other  lawful  manner.  Interest  payments  on this Global Bond will include interest  accrued to but excluding the Interest Payment Dates.  Interest will be  calculated  on the basis of a 360-day year  consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in The City of
New York,  the City of London  and the City of  Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  The City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)  a beneficial owner of which is subject to such taxes,  duties,  assessments or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise  than merely by the ownership as a  non-resident  of
     Canada of such  Bond,  but only to the extent of such  owner's  interest(s)
     therein; or

(b)  presented for payment more than 15 days after the Relevant Date,  except to the  extent  that the  holder  thereof  would  have been  entitled  to such
     Additional  Amounts  on the last day of such  period  of 15 days.  For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on September 8, 2010.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations,  which change or amendment becomes effective on or after August 28,
2008,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  The City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  England, The Wall Street Journal in New York,
U.S.A., and The Globe and Mail in Toronto, Canada. If at any time publication in any such newspaper is not practicable,  notices will be valid if published in an
English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall  determine.
Any  such  notice  shall  be  deemed  to have  been  given  on the  date of such publication or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are listed on the London Stock Exchange and if the rules of such stock  exchange  on which the Bonds are listed or the rules of the
Financial Services Authority (UK) so require, the Province agrees to appoint and maintain a paying agent in London.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  September 5, 2008                                 PROVINCE OF ONTARIO

                                                          By:
                                                             -----------------------------------------------
                                                             Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
    ------------------------------
    Authorized Signatory

                           Dated as of August 28, 2008

                               PROVINCE OF ONTARIO

                               U.S.$1,500,000,000

                       3.125% Bonds due September 8, 2010

                             ______________________

                             UNDERWRITING AGREEMENT

                             ______________________

                               Province of Ontario

                             Underwriting Agreement

                                                                 August 28, 2008

HSBC Securities (USA) Inc.
Merrill Lynch International
RBC Capital Markets Corporation
As representatives of the several Underwriters
c/o              RBC Capital Markets Corporation
                 One Liberty Plaza, 2nd Floor
                 New York, NY 10006

Dear Sirs:

     The Province of Ontario  (the  "Province")  proposes to sell the  principal amount of its securities  identified in Schedule II hereto (the "Securities") to the underwriters named in Schedule II hereto (the "Underwriters"),  for whom you are acting as representatives  (the  "Representatives").  The Securities will be issued in the form of one or more fully registered  permanent global  securities
(the "Global  Securities")  registered in the name of Cede & Co., as the nominee of The Depository Trust Company ("DTC"), subject to the provisions of the fiscal agency  agreement  between  the  Province  of  Ontario  and the Bank of New York
Mellon,  as fiscal  agent,  expected  to be dated the  Closing  Date (as defined below) (the "Fiscal  Agency  Agreement").  As of August 28, 2008,  (the "Time of
Sale"), the Province had prepared the following information  (collectively,  the
"Time of Sale  Information"):  a Preliminary Final Prospectus (as defined below)
dated August 27, 2008, and the Issuer Free Writing Prospectus (as defined below)
in the  form  of  Schedule  I  hereto.  As used  herein,  "Issuer  Free  Writing
Prospectus"  shall have the meaning  assigned to the term  "issuer  free writing prospectus"  in Section 433 under the U.S.  Securities  Act of 1933,  as amended
(the "U.S.  Securities Act"). This Agreement is to confirm the arrangements with respect to the purchase of the Securities by the Underwriters.

1.   Representations  and Warranties.  The Province  represents and warrants to, and agrees with, each Underwriter that:

(i)  The Time of Sale Information,  at the Time of Sale and at the Closing Date,
     did not and will not,  contain any untrue  statement of a material  fact or omit to state a material  fact  necessary  in order to make the  statements therein,  in the light of the circumstances under which they were made, not misleading;  provided that the Province makes no representation or warranty with respect to any  statements  or omissions  made in reliance upon and in conformity  with  information  furnished  to the Province in writing by any
     Underwriter through the  Representatives  expressly for use in such Time of
     Sale  Information.  The  Issuer  Free  Writing  Prospectus  in the  form of
     Schedule  I  hereto  complies  in  all  material  respects  with  the  U.S.
     Securities Act.

(ii) The Province  has filed with the U.S.  Securities  and Exchange  Commission
     (the "SEC") a  registration  statement  or  registration  statements  under
     Schedule B of the U.S.  Securities Act, which has or have become effective, for the  registration  of any  Securities  which may be sold in the  United
     States under the U.S. Securities Act. Each such registration  statement, as amended at the date of this  Agreement,  complies in all material  respects with  the  requirements  of the  U.S.  Securities  Act  and the  rules  and
     regulations  thereunder.   The  Province  has  filed  a  Preliminary  Final
     Prospectus  (as defined  below) with the SEC pursuant to Rule 424 under the
     U.S.  Securities  Act,  which has been furnished to the  Underwriters,  and proposes  to file  with  the  SEC  pursuant  to Rule  424  under  the  U.S.
     Securities Act a supplement to the form of prospectus  included in the most recent  registration  statement,  or amendment thereto,  filed with the SEC relating to the  Securities  and the plan of  distribution  thereof and has advised you of all further  information  (financial and other) with respect to the  Province to be set forth  therein.  The  registration  statement or registration  statements,  including the exhibits thereto and the documents incorporated  by  reference  therein,  as  amended  at  the  date  of  this
     Agreement,  is or are  herein  called  the  "Registration  Statement";  the prospectus in the form in which it appears in the  Registration  Statement, including the documents incorporated by reference therein, is herein called the "Basic Prospectus";  such supplemented form of prospectus,  in the form in which it shall be first  filed with the SEC  pursuant  to Rule 424 after the date  hereof  (including  the  Basic  Prospectus  as so  supplemented), including the documents incorporated by reference therein, is herein called the "Final  Prospectus";  and any preliminary  form of the Final Prospectus which has  heretofore  been filed pursuant to Rule 424 (including the Basic
     Prospectus as so  supplemented),  including the documents  incorporated  by reference therein, is herein called the "Preliminary Final Prospectus".

(iii) The  documents  filed by the  Province  with the SEC  pursuant to the U.S.
     Securities  Exchange Act of 1934, as amended (the "U.S. Exchange Act") that are  incorporated by reference in the Preliminary  Final  Prospectus or the
     Final Prospectus, at the time they were filed with the SEC, complied in all material  respects with the  requirements of the U.S.  Exchange Act and the rules and regulations thereunder.

(iv) The  Province  will  use all  reasonable  efforts  to  publish,  as soon as possible  after the Closing  Date, a prospectus  approved by the UK Listing
     Authority (as defined  below) (the "UKLA  Prospectus")  in compliance  with
     Directive 2003/71/EC (the "Prospectus Directive") and all laws, regulations and rules  implementing the Prospectus  Directive,  as amended from time to time and shall  submit (or  procure the  submission  on its behalf of) such reports or  information  as may from time to time be required and otherwise comply with the Prospectus  Directive and all laws,  regulations  and rules implementing the Prospectus Directive.

(v)  As of the date hereof, when the Final Prospectus is first filed pursuant to
     Rule 424 under the U.S. Securities Act, when, prior to the Closing Date (as hereinafter defined),  any amendment to the Registration  Statement becomes effective,  when any  supplement to the Final  Prospectus is filed with the
     SEC and at the Closing Date, (a) the Registration  Statement, as amended as of any such time and the Final Prospectus, as amended or supplemented as of any such time,  complied and will comply in all material  respects with the applicable  requirements  of the  U.S.  Securities  Act and the  rules  and regulations thereunder and (b) the Registration Statement, as amended as of any such  time,  did not or will not  contain  any  untrue  statement  of a material  fact or omit to state any  material  fact  required  to be stated
     therein  or  necessary  in  order  to  make  the  statements   therein  not
     misleading,  and the Final Prospectus, as amended or supplemented as of any such time, will not contain any untrue statement of a material fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the  statements  therein,  in the light of the  circumstances under which they were made, not misleading,  and the summary set out in the
     Final  Prospectus is not misleading,  inaccurate or inconsistent  when read with  other  parts of the Final  Prospectus;  provided,  however,  that the
     Province  makes no  representations  or  warranties  as to the  information contained  in or  omitted  from the  Registration  Statement  or the  Final
     Prospectus or any amendment thereof or supplement  thereto in reliance upon and in conformity with information  furnished in writing to the Province by or on behalf of any Underwriter  through the  Representatives  specifically for use in connection with the preparation of the Registration Statement or the Final Prospectus.

2.   Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Province agrees to sell to each Underwriter, and each Underwriter,  severally and not jointly, agrees to purchase  from the Province,  at the purchase  price set forth in
     Schedule  II  hereto,  the  principal  amount of the  Securities  set forth opposite such Underwriter's name in Schedule II hereto.

3.   Delivery and Payment.  Delivery of and payment for the Securities  shall be made at the offices of Shearman & Sterling LLP,  Commerce Court West, Suite
     4405, Toronto,  Ontario, Canada (or such other place as may be agreed to by the  Representatives  and the  Province)  at 9:00 a.m.,  Toronto  time,  on
     September  5, 2008 (or at such time on such  later date not later than five business  days after such  specified  date as the  Representatives  and the
     Province  shall  agree  upon),  which  date and time  may be  postponed  by agreement  between the  Representatives  and the Province or as provided in
     Section  10 hereof  (such date and time of  delivery  and  payment  for the
     Securities being herein called the "Closing Date").  Delivery of the Global
     Securities shall be made to the  Representatives  or to their order for the respective  accounts of the  several  Underwriters  against  payment by the several  Underwriters  through the  Representatives  of the purchase  price thereof  to the  Province  in  immediately  available  (same  day) funds by transfer to a U.S.  dollar  account  specified by the Province.  The Global
     Securities  shall be substantially in the form annexed to the Fiscal Agency
     Agreement and registered in the name of Cede & Co., as nominee of DTC.

     The Global  Securities  shall be made available for inspection and checking by the  Representatives  in  Toronto,  Ontario  not  later  than  3:00 P.M.
     (Toronto  time) on the business day prior to the Closing Date. For purposes of  this  Agreement,  "business  day"  shall  mean a day on  which  banking institutions  in the City of Toronto are not authorized or obligated by law or executive order to be closed.

4.   Listing.  The Province agrees with the  Underwriters to file or cause to be filed an application to the Financial Services Authority in its capacity as competent  authority under the Financial  Services and Markets Act 2000, as amended (the "UK Listing Authority"),  for the Securities to be admitted to the Official List of the UK Listing Authority (the "Official List") and for
     the  Securities  to be admitted to trading on the  Regulated  Market of the
     London Stock Exchange plc (the "Stock  Exchange") as soon as possible after the Closing Date.  References herein to "list",  "listed" or "listing" when used in relation to the Stock  Exchange shall mean admitted to the Official
     List and admitted to trading on the Regulated Market of the Stock Exchange, which is a regulated  market for the  purposes of the Markets in  Financial
     Instruments Directive  (2004/39/EC).  The Province shall use all reasonable efforts to cause the  Securities to be listed on the Stock Exchange as soon as possible after the Closing Date. The Province  further agrees to furnish to  the  UK  Listing  Authority  and  the  Stock  Exchange  all  documents, instruments, information and undertakings and to publish all advertisements or other  material  that may be necessary in order to effect the listing of the  Securities  and to cause the  listing of the  Securities  on the Stock
     Exchange  to be  continued  for so  long  as any of the  Securities  remain outstanding; provided, however, that if in the opinion of the Province, the continuation of such listing shall become unduly onerous, then the Province may delist the Securities from the Stock Exchange;  provided, further, that if the  Securities  are to be so  delisted  from the  Stock  Exchange,  the
     Province  will use its best  efforts to obtain the  admission  to  listing, trading and/or  quotation of the Securities by another  listing  authority, securities  exchange and/or quotation system  reasonably  acceptable to the
     Representatives  and the Province  prior to the delisting of the Securities from the Stock  Exchange.  The  provisions of this Section 4 shall apply to any other listing authority, securities exchange and/or quotation system on which the Securities may be admitted to listing,  trading and/or  quotation mutatis mutandis.

5.   Agreements. (a) The Province and the Underwriters agree that:

(i)  Prior to the  termination of the offering of the  Securities,  the Province will not file any amendment to the Registration  Statement,  any supplement to the Time of Sale  Information or the Final  Prospectus,  or any document that would as a result thereof be  incorporated by reference in the Time of
     Sale Information or the Final Prospectus, unless the Province has furnished to the  Underwriters  a copy for their  review prior to filing and will not file any such  proposed  amendment,  supplement  or  document  to which the
     Underwriters reasonably object, except that the Underwriters may not object to the filing, as exhibits to an amendment on Form 18-K/A to the Province's
     Annual  Report on Form 18-K,  of reports  prepared by the  Province and the
     Ontario Electricity Financial  Corporation in the ordinary course.  Subject to the foregoing  sentence,  the Province will cause any Preliminary  Final
     Prospectus and the Final Prospectus to be filed (or mailed for filing) with the SEC  pursuant  to Rule 424 and the  Province  will file any Issuer Free
     Writing  Prospectus  to the  extent  required  by Rule 433  under  the U.S.
     Securities Act. The Province will promptly advise the  Representatives  (i)
     when the Time of Sale  Information,  the Final  Prospectus  or any document that would as a result thereof be  incorporated by reference in the Time of
     Sale  Information or the Final  Prospectus shall have been filed (or mailed for  filing)  with the SEC,  (ii) when any  amendment  to the  Registration
     Statement relating to the Securities shall have become effective,  (iii) of any request by the SEC for any amendment of the  Registration  Statement or amendment of or  supplement  to the Time of Sale  Information  or the Final
     Prospectus or for any  additional  information  relating  thereto or to any document  incorporated by reference in the Preliminary  Final Prospectus or the Final  Prospectus,  (iv) of the  issuance  by the SEC of any stop order
     suspending  the   effectiveness  of  the  Registration   Statement  or  the
     institution  or  threatening  of any proceeding for that purpose and (v) of the  receipt  by the  Province  of any  notification  with  respect  to the suspension  of  the  qualification  of  the  Securities  for  sale  in  any jurisdiction  or the  initiation or  threatening of any proceeding for such purpose.  The Province will use its best efforts to prevent the issuance of any such stop  order  and,  if issued,  to obtain as soon as  possible  the withdrawal thereof.

(ii) Before using or filing any Issuer Free Writing  Prospectus,  other than the
     Issuer  Free  Writing  Prospectus  in the form of  Schedule  I hereto,  the
     Province  will  furnish  to  the   Representatives   and  counsel  for  the
     Underwriters  a copy of the  proposed  Issuer Free Writing  Prospectus  for review and will not use or file any such Issuer Free Writing  Prospectus to
     which   the   Representatives   reasonably   object   provided   that   the
     Representatives may not object to a filing that is required.

(iii) If, at any time when a prospectus  relating to the  Securities is required to be delivered under the U.S. Securities Act, any event occurs as a result of which  the Time of Sale  Information  or the  Final  Prospectus  as then amended or  supplemented  would include any untrue  statement of a material fact or omit to state any material  fact  necessary to make the  statements therein in the light of the  circumstances  under  which they were made not misleading,  or if it shall be necessary to amend or supplement the Time of
     Sale Information or the Final Prospectus to comply with the U.S. Securities
     Act or the rules and  regulations  thereunder,  the Province  promptly will prepare and file with the SEC,  subject to the first  sentence in paragraph
     (a)(i) of this  Section 5, an amendment  or  supplement  at its own expense which will  correct such  statement or omission or an amendment  which will effect such compliance.

(iv) Subject to the UKLA  Prospectus  being approved and published in accordance with Section 1(iv),  the Province shall update or amend the UKLA Prospectus by the  publication  in  accordance  with  the  Prospectus  Directive  of a supplement thereto or an update thereof in the event that (A) a significant new factor,  material  mistake or  inaccuracy  relating to the  information included  in  the  UKLA  Prospectus  which  is  capable  of  affecting  the assessment  of the  Securities  arises or is noted,  or (B) if there is any
     Significant (as defined below) change affecting any matter contained in the
     UKLA  Prospectus  or a  Significant  new matter  arises,  the  inclusion of information  in respect  of which  would  have been so  required  if it had arisen when the UKLA  Prospectus  was  prepared,  or if such  supplement or update would be required by the UK Listing  Authority  prior to the listing of such Securities.  Without  prejudice to the generality of the foregoing, the Province undertakes that in the period from and including the date when the  UKLA  Prospectus  is  approved  by the  UK  Listing  Authority  to and including the date when the  Securities are issued it will only prepare and publish a  supplement  to,  or  update  of,  the UKLA  Prospectus  if it is required,  or has reasonable grounds to believe that it is required,  to do so in order to  comply  with  Section  87G of the  Financial  Services  and
     Markets Act 2000.  For the  purposes of this  clause,  "Significant"  means significant  for the purposes of making an informed  assessment  of (A) the
     assets  and  liabilities,   financial  position,  profits  and  losses  and
     prospects of the Province and (B) the rights attaching to the Securities.

(v)  The Province will make generally  available to its security  holders and to the  Representatives  as soon as  practicable  after the close of its first fiscal year beginning after the date hereof, statements of its revenues and expenditures  for such fiscal year which will  satisfy  the  provisions  of
     Section  11(a) of the U.S.  Securities  Act and the  applicable  rules  and regulations thereunder.

(vi) The Province will furnish to the Representatives,  upon request,  copies of the  Registration  Statement  (including  exhibits  thereto  and  documents incorporated by reference  therein) and each amendment  thereto which shall become  effective  on or prior to the Closing Date and, so long as delivery of a prospectus by an  Underwriter  or a dealer may be required by the U.S.
     Securities  Act or  publication  of a  prospectus  may be  required  by the
     Prospectus  Directive,  as many copies of any Preliminary Final Prospectus, any Issuer  Free  Writing  Prospectus,  the Final  Prospectus  and the UKLA
     Prospectus  and any  amendments  thereof  and  supplements  thereto  as the
     Representatives may reasonably request.

(vii) The Province  will arrange for the  qualification  of the  Securities  for offer and sale and the  determination  of their  eligibility for investment under the  securities  laws of such states and other  jurisdictions  of the
     United States as the  Representatives  may designate and will maintain such qualifications  in effect so long as required for the  distribution  of the
     Securities;  provided, however, that the Province shall not be obligated to consent to general  service of process under the laws of any state or other jurisdiction.

(viii) If the Province has agreed with the relevant  Representative(s)  that the
     UK Listing Authority will be requested to provide a certificate of approval to the competent authority of one or more EEA Member State(s) under Article
     17 and Article 18 of the Prospectus Directive, the arrangements relating to such  request  (including,  but not limited to, the cost of  preparing  any summary required  pursuant to Article 19 of the Prospectus  Directive) will be agreed  between the Province and the relevant  Representative(s)  at the relevant time.

     In any such case, the Province undertakes that it will request the delivery of a  certificate  of approval  by the  competent  authority  in the United
     Kingdom to the competent  authority in each such EEA Member State as agreed between the Province and the relevant Representative(s).

     Any  translation  of the summary  pursuant to Article 19 of the  Prospectus
     Directive shall be accurate and complete in all material respects and shall not be misleading,  inaccurate or inconsistent  when read together with the
     UKLA Prospectus.

     For the purposes of the above,  "EEA Member  State" means the member states of the European Union, together with Iceland, Norway and Liechtenstein.

(ix) The  Province  will  pay  (i)  all  expenses  in  connection  with  (a) the preparation,  issue,  execution and delivery of the  Securities  (including fees of the registrar,  fiscal agent,  transfer agent and paying agents and the  fees and  expenses  of the  Province's  legal  advisors),  (b) the fee incurred in filing the  Registration  Statement  (including  all amendments thereto),  any  Issuer  Free  Writing  Prospectus  and  any  Time  of  Sale
     Information  with the SEC, (c) all costs,  expenses,  fees or  commissions, payable on or in connection with the approval of the UKLA Prospectus by the
     UK Listing  Authority and the granting of listing for the Securities on the
     Stock  Exchange  and (d) any fee payable to rating  services in  connection with the rating of the  Securities,  (ii) the cost of copying the documents incorporated  by  reference in the Time of Sale  Information  and the Final
     Prospectus in such quantities as the Representatives may reasonably request and  the  cost  of  delivering  the  same to  locations  designated  by the
     Representatives and satisfactory to the Province in its reasonable judgment and (iii) all stamp  duties or other like  taxes and duties or value  added taxes payable  under the laws of the United  Kingdom upon and in connection with  the  execution,  issue  and  subscription  of the  Securities  or the execution and delivery of this  Agreement and the Fiscal Agency  Agreement.
     Except as provided in Section 9 hereof,  the Province shall not be required to pay or bear any fees or expenses of the Underwriters.

(x)  The  Underwriters  will  pay all  costs  incurred  in  connection  with the printing of the Final Prospectus,  the UKLA Prospectus and each Preliminary
     Final Prospectus (including all amendments thereof or supplements thereto), any Issuer Free Writing  Prospectus  and the cost of delivering the same to locations  designated by the  Underwriters,  the Province and each of their counsel.

(b)  Each Underwriter agrees that:

(i)  It will cause the Representatives to deliver to the Province a letter prior to the Closing Date  containing the total sales of the  Securities  made in the initial  distribution in the United States together with an estimate of the number of Securities  reasonably  expected to be sold within the United
     States in secondary market transactions within 40 days of the Closing Date;
     provided,  however,  that the Underwriters shall bear no responsibility for any  discrepancy  between such estimate and the actual number of Securities
     sold  within  the  United  States   pursuant  to  such   secondary   market
     transactions in such time period.

(ii) It has not and will not use,  authorize use of, refer to, or participate in the planning for use of, any "free writing  prospectus" (as defined in Rule
     405 under the U.S.  Securities Act) (which term includes use of any written information  furnished to the SEC by the Province and not  incorporated  by reference into the  Registration  Statement and any press release issued by the Province) other than (A) the Issuer Free Writing Prospectus in the form of Schedule I hereto or prepared pursuant to Section 5(a)(ii) above, or (B)
     any "free writing prospectus"  prepared by such Underwriter and provided to and  consented  to by the  Province in advance in writing  (each such "free writing  prospectus"  referred to in this clause (B), an "Underwriter  Free
     Writing  Prospectus");  provided that the  Underwriters may use a Bloomberg term sheet in accordance with Section 5(b)(iv) below.

(iii) It has not and will not distribute any Underwriter Free Writing Prospectus referred to in Section  5(b)(ii)(B) in a manner reasonably designed to lead to its broad unrestricted  dissemination  unless the Province has consented in advance in writing to such dissemination.

(iv) It has not and will not, without the prior written consent of the Province, use any "free  writing  prospectus",  that  contains the final terms of the
     Securities  unless such terms have  previously  been  included in an Issuer
     Free Writing  Prospectus  filed or to be filed with the SEC;  provided that the  Underwriters  may use a Bloomberg term sheet that contains some or all of the  information  in  Schedule  I  hereto  without  the  consent  of the
     Province; provided further that any Underwriter using such term sheet shall notify the Province, and provide a copy of such Bloomberg term sheet to the
     Province,  prior to, or substantially  concurrently  with, the first use of such term sheet.

(v)  It is not subject to any pending  proceeding  under  Section 8A of the U.S.
     Securities  Act with respect to the offering (and will promptly  notify the
     Province if any such proceeding  against it is initiated  during the period that delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act).

6.   Selling Restrictions.

(a)  European Economic Area.

     In relation to each Member  State of the European  Economic  Area which has implemented the Prospectus  Directive (other than the United Kingdom,  once the UKLA Prospectus has been approved by the UK Listing Authority,  each, a
     "Relevant Member State"), each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the
     Securities,  has represented and agreed that with effect from and including the date on which the Prospectus  Directive is implemented in that Relevant
     Member State (the "Relevant  Implementation Date") it has not made and will not make an offer of  Securities,  which are the  subject  of the  offering contemplated by the Preliminary  Final  Prospectus and the Final Prospectus
     to the public in that Relevant  Member State prior to the  publication of a prospectus  in relation to the  Securities  which has been  approved by the competent  authority in that Relevant  Member State or, where  appropriate, approved in another  Relevant  Member State and  notified to the  competent authority  in that  Relevant  Member  State,  all in  accordance  with  the
     Prospectus  Directive,  except that it may,  with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(i)  to legal  entities  which are  authorised  or  regulated  to operate in the financial  markets or, if not so authorised or regulated,  whose  corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than  (euro)43,000,000  and  (3)  an  annual  net  turnover  of  more  than
     (euro)50,000,000, as shown in its last annual or consolidated accounts;

(iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the  Prospectus  Directive)  subject to  obtaining  the prior consent of the relevant Underwriter or Underwriters nominated by the Issuer for any such offer; or

(iv) in any other  circumstances  falling  within Article 3(2) of the Prospectus
     Directive;  provided  that no such offer of  Securities  shall  result in a requirement  for the  publication by the Province or the  underwriters of a prospectus  pursuant  to  Article  3  of  the  Prospectus  Directive  or  a
     supplement  to a  prospectus  pursuant  to  Article  16 of  the  Prospectus
     Directive.

     For the purposes of this provision,  the expression an "offer of Securities to the public" in relation to any  Securities in any Relevant  Member State means  the  communication  in  any  form  and by any  means  of  sufficient information  on the terms of the offer and the  Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure  implementing
     the   Prospectus   Directive  in  that  Member  State  and  the  expression
     "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(b)  United Kingdom.  Each of the Underwriters,  on behalf of itself and each of its  affiliates  that  participates  in  the  initial  distribution  of the
     Securities, represents and agrees that:

(i)  it has only  communicated  or  caused  to be  communicated  and  will  only communicate  or cause to be  communicated  an  invitation  or inducement to engage in  investment  activity  (within  the  meaning of Section 21 of the
     Financial  Services  and  Markets  Act  2000  ("FSMA"))  received  by it in connection  with the issue or sale of the  Securities in  circumstances  in which Section 21(1) of the FSMA does not apply to the Province; and

(ii) it has complied and will comply with all applicable  provisions of the FSMA with respect to anything done by it in relation to the  Securities in, from or otherwise involving the United Kingdom.

(c)  Japan.  The Securities  have not been and will not be registered  under the
     Financial  Instruments  and Exchange  Law of Japan (Law No. 25 of 1948,  as
     amended) and,  accordingly,  the Underwriters,  on behalf of themselves and each of  their  respective  affiliates  that  participates  in the  initial distribution of the  Securities,  each undertake that they have not offered or sold and will not offer or sell any Securities,  directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale,  directly or  indirectly,  in Japan or to or for the benefit of any Japanese  Person  except  pursuant to an exemption  from the registration  requirements of the Financial Instruments and Exchange Law of
     Japan (Law No. 25 of 1948, as amended),  and under circumstances which will result in compliance with all applicable  laws,  regulations and guidelines
     promulgated   by  the  relevant   Japanese   governmental   and  regulatory
     authorities  and in effect at the relevant  time.  For the purposes of this paragraph,  "Japanese  Person"  shall  mean any person  resident  in Japan, including  any  corporation  or other  entity  organized  under the laws of
     Japan.  As part of the offering of the  Securities,  the  Underwriters  may offer the  Securities in Japan to a list of 49 offerees in accordance  with this Section 6(c).

(d)  Hong Kong.  Each of the  Underwriters,  on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents  and  agrees  that (1) it has not  offered  or sold and will not offer or sell in Hong Kong, by means of any document,  any Securities other than (i) to "professional  investors"  within the meaning of the Securities and Futures  Ordinance  (Cap.  571) of Hong Kong  ("SFO") and any rule made under the SFO,  or (ii) in other  circumstances  which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance
     (Cap.  32) of Hong Kong or which do not  constitute  an offer to the public within the meaning of that  Ordinance;  and (2) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession  for the purposes of issue,  whether in Hong Kong or  elsewhere, any advertisement, invitation or document relating to the Securities, which is directed  at, or the contents of which are likely to be accessed or read by,  the  public  in Hong  Kong  (except  if  permitted  to do so under the securities  laws of Hong Kong) other than with respect to Securities  which are  intended to be disposed of only to persons  outside  Hong Kong or only
     "professional  investors"  within the meaning of the SFO and any rules made thereunder.

(e)  Sale and Distribution. In addition to the provisions of Sections 6(a), (b),
     (c) and (d) above, each of the  Underwriters,  on behalf of itself and each of its respective  affiliates that participates in the initial distribution of the  Securities,  represents to and agrees with the Province that it and each of its respective  affiliates  (i) has not offered,  sold or delivered and will not offer,  sell or deliver,  directly or  indirectly,  any of the
     Securities  or  distribute  the Basic  Prospectus,  any  Preliminary  Final
     Prospectus, the Final Prospectus,  the Time of Sale Information,  any "free writing  prospectus",  or  any  other  offering  material  relating  to the
     Securities,  in or from any jurisdiction  except under  circumstances  that
     will,  to  the  best  of  its  knowledge  and  belief,   after   reasonable
     investigation,   result  in  compliance   with  the  applicable   laws  and
     regulations  thereof  and which  will not  impose  any  obligations  on the
     Province  except as contained in this Agreement,  and (ii)  notwithstanding the  foregoing  clause  (i),  will not  distribute  any  Preliminary  Final
     Prospectus or the other Time of Sale Information outside the United States.

(f)  Authorizations.  Without prejudice to the provisions of Sections 6(a), (b),
     (c), (d), and (e) and except for the  qualification  of the  Securities for offer and sale and the  determination  of their  eligibility for investment
     under  the  applicable   securities  laws  of  such  jurisdictions  as  the
     Representatives  may designate pursuant to Section 5(a)(vii),  the Province shall not have any responsibility  for, and the Underwriters agree with the
     Province that the Underwriters and their respective affiliates will obtain,
     any  consent,   approval  or   authorization   required  by  them  for  the
     subscription,  offer,  sale or  delivery  by them of any of the  Securities under the laws and  regulations in force in any  jurisdiction to which they are subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

7.   Conditions to the Obligations of the  Underwriters.  The obligations of the
     Underwriters to purchase the Securities shall be subject to the accuracy of the  representations  and warranties on the part of the Province  contained herein as of the date hereof,  as of the date of the  effectiveness  of any amendment  to the  Registration  Statement  filed prior to the Closing Date
     (including the filing of any document  incorporated  by reference  therein)
     and as of the  Closing  Date,  to the  accuracy  of the  statements  of the
     Province made in any certificates pursuant to the provisions hereof, to the performance  by  the  Province  of  its  obligations  hereunder  and to the following additional conditions:

(a)  No stop order suspending the  effectiveness of the Registration  Statement, as amended from time to time, shall have been issued and no proceedings for that  purpose  shall  have been  instituted  or  threatened;  and the Final
     Prospectus  shall  have been filed  with the SEC  pursuant  to Rule 424 not later  than 5:00  P.M.,  New York City time,  on the  second  business  day following the date hereof or transmitted by a means  reasonably  calculated to result in filing with the SEC by such date; and each Issuer Free Writing
     Prospectus,  to the extent  required by Rule 433 under the U.S.  Securities
     Act, shall have been filed with the SEC under the U.S. Securities Act.

(b)  The Province shall have furnished to the Representatives,  on behalf of the
     Underwriters,  on or prior to the Closing Date, a written opinion dated the
     Closing Date of the Deputy  Attorney  General,  Assistant  Deputy  Attorney
     General,  Acting  Assistant  Deputy Attorney General of the Province or any
     solicitor  who is an  employee  of the  Crown  and  seconded  to the  Legal
     Services Branch, Ministry of Finance and Ministry of Revenue,  addressed to the Minister of Finance of the  Province to the effect  that,  based on the assumptions and subject to the qualifications set forth therein:

(i)  this  Agreement  has been duly  authorized,  executed and  delivered by the
     Province  in  accordance  with the laws of the  Province  and the  Order or
     Orders of the  Lieutenant  Governor  in  Council  applicable  thereto,  and
     constitutes  a  legal,   valid  and  binding   agreement  of  the  Province
     enforceable in accordance with its terms;

(ii) the  Fiscal  Agency  Agreement  has  been  duly  authorized,  executed  and delivered by the Province in  accordance  with the laws of the Province and the  Order or Orders  of the  Lieutenant  Governor  in  Council  applicable thereto,  and,  assuming due  execution  and delivery by the Fiscal  Agent,
     constitutes  a  legal,   valid  and  binding   agreement  of  the  Province
     enforceable in accordance with its terms;

(iii) the Securities  have been duly  authorized and the Global  Securities have been duly  executed  by the  Province  in  accordance  with the laws of the
     Province  and the Order or Orders of the  Lieutenant  Governor  in  Council
     applicable  thereto,   and,  when  authenticated  in  accordance  with  the
     provisions of the Fiscal Agency  Agreement and delivered to and paid for by the Underwriters  pursuant to this Agreement,  will constitute legal, valid and binding  obligations of the Province,  enforceable  in accordance  with their terms;

(iv) the statements in the Preliminary Final Prospectus and the Final Prospectus
     under the headings "Description of Debt Securities and Warrants — Canadian
     Income Tax Considerations" and "Taxation — Canadian Taxation" are accurate in all material respects subject to the qualifications therein stated;

(v)  the payment of principal of and interest on the Securities will be a charge on and  payable out of the  Consolidated  Revenue  Fund of the  Province of
     Ontario (as defined in the Financial Administration Act (Ontario));

(vi) no authorization,  consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario  or of Canada is  required  in  connection  with the  execution, delivery and  performance  by the Province of this  Agreement or the Fiscal
     Agency  Agreement  or the sale of the  Securities  by the  Province  in the manner contemplated in this Agreement and the Final Prospectus,  except for the Order or Orders of the  Lieutenant  Governor in Council and an approval under section 28 of the Financial Administration Act (Ontario),  which have been obtained;

(vii) no stamp or other  similar  duty or levy is payable  under the laws of the
     Province  of Ontario or the laws of Canada  applicable  in the  Province in connection with the execution,  delivery and performance by the Province of this Agreement and the Fiscal Agency  Agreement,  or in connection with the issue and sale of the Securities by the Province in the manner contemplated in this Agreement,  the Time of Sale Information and the Final  Prospectus;
     and

(viii) Her  Majesty  the Queen in right of Ontario  may be sued in the courts of the  Province  of  Ontario  with  regard to any  claims  arising  out of or relating to the obligations of the Province under the Securities. No law in the  Province of Ontario  requires  the  consent of any public  official or authority  for suit to be brought or judgment  to be  obtained  against Her
     Majesty  the Queen in right of Ontario  arising  out of or  relating to the obligations  of the  Province  under  the  Securities,  though  in  certain circumstances  prior notice and particulars of a claim must be given to Her
     Majesty the Queen in right of Ontario. An amount payable by Her Majesty the
     Queen in  right of  Ontario  under an order of a court of the  Province  of
     Ontario  that is final and not  subject  to appeal  is  payable  out of the
     Consolidated  Revenue  Fund of the  Province  of  Ontario  pursuant  to the
     Proceedings Against the Crown Act (Ontario).

(c)  The Representatives,  on behalf of the Underwriters, shall have received on the Closing Date from Shearman & Sterling LLP, United States counsel to the
     Province, favorable opinions dated the Closing Date to the effect that:

(i)  the statements in the Preliminary Final Prospectus,  read together with the
     Time of Sale  Information,  and the  Final  Prospectus  under  the  caption
     "Description of Bonds",  "Clearing and Settlement" and  "Underwriting",  in
     each case,  insofar as such  statements  constitute  summaries of documents referred  to  therein,  fairly  summarize  in  all  material  respects  the documents referred to therein;

(ii) the statements in the Preliminary Final Prospectus,  read together with the
     Time of Sale  Information,  and the  Final  Prospectus  under  the  caption
     "Description  of Debt  Securities and  Warrants — United States Income Tax
     Considerations",  as supplemented by "Taxation — United States  Taxation", in each case,  insofar as such  statements  constitute  summaries  of legal matters referred to therein,  fairly summarize in all material respects the legal matters referred to therein;

(iii) each of the Registration Statement and the Final Prospectus, excluding the documents  incorporated  by  reference  therein,  and  any  supplements  or amendments thereto (other than the financial statements and other financial or statistical  data contained  therein or omitted  therefrom,  as to which such  counsel  need not  express  any  opinion)  appears  on its face to be appropriately  responsive in all material  respects to the  requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder; and

(iv) each of the documents  incorporated by reference in the  Preliminary  Final
     Prospectus, read together with the Time of Sale Information,  and the Final
     Prospectus  (other than the  financial  statements  and other  financial or statistical data contained therein or omitted  therefrom,  as to which such counsel need express no opinion),  except to the extent that any  statement therein is modified or superseded in the  Preliminary  Final  Prospectus or the Final Prospectus, at the time it was filed with the SEC, appears on its face  to be  appropriately  responsive  in  all  material  respects  to the requirements  of the  U.S.  Exchange  Act  and  the  applicable  rules  and regulations of the SEC thereunder.

     Such counsel shall also state that although they have not verified, are not passing  upon and do not  assume  any  responsibility  for,  the  accuracy, completeness  or fairness of the statements  contained in the  Registration
     Statement,  the Time of Sale Information or the Final Prospectus (including the  documents  incorporated  by  reference  therein),  such  counsel  has,
     however,   generally   reviewed  and   discussed   such   statements   with
     representatives of the Ontario Financing  Authority and Ministry of Finance
     of the Province and, in the course of such review and discussion,  no facts have come to such  counsel's  attention  which gives them reason to believe
     that  (A)  that  the  Registration   Statement   (including  the  documents
     incorporated by reference therein,  other than the financial statements and other financial or statistical data contained therein or omitted therefrom, as to which such counsel has not been requested to comment), at the time it became  effective,  contained  an untrue  statement  of a material  fact or omitted to state a material fact required to be stated therein or necessary in order to make the  statements  therein  not  misleading,  (B) the  Final
     Prospectus  as  amended  or  supplemented,  if  applicable  (including  the documents  incorporated  by  reference  therein,  other than the  financial statements  and other  financial or statistical  data contained  therein or omitted  therefrom,  as to which such  counsel  has not been  requested  to
     comment),   as  of  the  date  of  such  Final  Prospectus  as  amended  or supplemented,  if applicable, or the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (C) the Time of
     Sale Information,  at the Time of Sale (which such counsel may assume to be
     the  date  of  the  Underwriting   Agreement)  (other  than  the  financial
     statements  and other  financial or statistical  data contained  therein or omitted  therefrom,  as to which such  counsel  has not been  requested  to comment),  contained any untrue  statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In  giving  such  opinions,  such  counsel  may rely,  without  independent investigation,  as to matters  relating to the federal law of Canada or the laws of the  Province  of Ontario,  on the  opinion of the Deputy  Attorney
     General,   Assistant  Deputy  Attorney  General,  Acting  Assistant  Deputy
     Attorney General of the Province or any solicitor who is an employee of the
     Crown and seconded to the Legal  Services  Branch,  Ministry of Finance and
     Ministry of Revenue, rendered pursuant to Section 7(b) hereof.

(d)  The Representatives,  on behalf of the Underwriters, shall have received on the Closing Date from Davis Polk & Wardwell,  United States counsel for the
     Underwriters,   and  Stikeman   Elliott  LLP,   Canadian  counsel  for  the
     Underwriters,  favorable opinions dated the Closing Date as to the form and validity of the  Securities  and as to the  proceedings  and other  related matters  incident to the issuance and sale of the Securities on the Closing
     Date, and the  Representatives,  on behalf of the Underwriters,  shall have received on the Closing Date from Davis Polk & Wardwell a favorable opinion dated the Closing Date with respect to the Registration Statement, the Time of Sale  Information and the Final  Prospectus and other related matters as the Representatives may reasonably require. In giving their opinion,  Davis
     Polk & Wardwell  may rely upon the  opinion of  Stikeman  Elliott LLP as to matters of Canadian and Ontario law.

(e)  The Province shall have furnished to the Representatives,  on behalf of the
     Underwriters,  on the Closing Date a certificate of the Province, signed by the duly authorized officer of the Province (who may rely as to proceedings pending or contemplated upon the best of his knowledge),  dated the Closing
     Date, to the effect that:

(i)  the  representations  and  warranties of the Province in this Agreement are true and correct in all  material  respects  on and as of the Closing  Date with the same effect as if made on the Closing  Date and the  Province  has complied with all the  agreements  and satisfied all the  conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) no stop order suspending the  effectiveness of the Registration  Statement, as amended,  has been issued and no proceedings  for that purpose have been instituted or, to the Province's knowledge, threatened; and

(iii) there has been no material  adverse change in the  financial,  economic or
     political   conditions   of  the  Province  from  those  set  forth  in  or
     contemplated by the  Registration  Statement,  the Time of Sale Information
     and the Final  Prospectus  other than  changes  arising in the ordinary and normal course.

(f)  Subsequent  to the  execution  of this  Agreement  and on or  prior  to the
     Closing Date,  there shall not have been any decrease in the ratings of any of the Province's long-term debt securities by Moody's Investors Service or
     Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

(g)  Prior to the  Closing  Date,  the  Province  shall  have  furnished  to the
     Representatives such further information, certificates and documents as the
     Representatives may reasonably request.

     If any of the  conditions  specified  in this Section 7 shall not have been fulfilled in all material  respects when and as provided in this Agreement, or if any of the opinions and certificates  mentioned above or elsewhere in
     this  Agreement   shall  not  be  in  all  material   respects   reasonably
     satisfactory in form and substance to the  Representatives,  this Agreement and all obligations of the  Underwriters  hereunder may be cancelled at, or at any time prior to, the Closing  Date by the  Representatives.  Notice of
     such cancellation shall be given to the Province in writing or by telephone or facsimile transmission, in either case confirmed in writing.

8.   Stabilization  and  Over-allotment.  The Underwriters (or persons acting on their  behalf)  may  over-allot  Securities  provided  that  the  aggregate principal amount of Securities  allotted does not exceed 105 percent of the aggregate principal amount of the Securities.  Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Securities is made and, if begun, may be ended at any time,  but it must end no later than 30 days after the date on which the Province received the proceeds of the issue, and 60 days after the date of the allotment of the Securities.  Any  over-allotment  or  stabilization transaction by the  Underwriters in connection with the distribution of the
     Securities  shall be effected by them on their own behalf and not as agents of the Province,  and any gain or loss arising therefrom shall be for their own account.  The  Underwriters  acknowledge that the Province has not been authorized to issue  Securities in excess of the principal amount set forth in Schedule I hereto.  The Underwriters  also acknowledge that the Province has not authorized the carrying out by the  Underwriters  of  stabilization transactions  other  than in  conformity  with  applicable  laws and rules, including those made pursuant to applicable United Kingdom  legislation and
     Regulation  M under the U.S.  Exchange  Act (if  applicable).  The Province authorises the  Underwriters to make such public  disclosure of information relating to stabilisation as is required by applicable law,  regulation and guidance.

9.   Indemnification and Contribution.

(a)  The Province  agrees to indemnify and hold harmless  each  Underwriter  and each of its affiliates that participates in the initial distribution of the
     Securities  and  each  person  who  controls  any  Underwriter  or any such affiliate within the meaning of either the U.S.  Securities Act or the U.S.
     Exchange Act against any and all losses,  claims,  damages or  liabilities, joint or several, to which they or any of them may become subject under the laws of any jurisdiction,  including but not limited to the U.S. Securities
     Act,  the  U.S.  Exchange  Act or  other  United  States  Federal  or state statutory law or  regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or  liabilities  (or actions in respect  thereof)
     arise out of or are based  upon any  untrue  statement  or  alleged  untrue statement of a material fact  contained in the  Registration  Statement for the  registration of the Securities as originally filed or in any amendment thereof, including all documents incorporated by reference, or in the Basic
     Prospectus,  any  Preliminary  Final  Prospectus,  any Issuer Free  Writing
     Prospectus, any Time of Sale Information or the Final Prospectus, or in any
     amendment thereof or supplement  thereto, or arise out of or are based upon the omission or alleged  omission to state therein a material fact required to be stated  therein  or  necessary  to make the  statements  therein  not misleading,  and agrees to reimburse,  as incurred,  each such  indemnified party,  for any  legal or other  expenses  reasonably  incurred  by them in connection with  investigating or defending any such loss,  claim,  damage, liability or action;  provided,  however, that (i) the Province will not be liable in any such case to the extent that any such loss, claim,  damage or liability  arises  out of or is based  upon any such  untrue  statement  or alleged  untrue  statement or omission or alleged  omission made therein in reliance upon and in conformity with written  information  furnished to the
     Province by or on behalf of any  Underwriter  through  the  Representatives specifically  for use in connection with the  preparation  thereof and (ii)
     such indemnity with respect to the Basic Prospectus,  any Preliminary Final
     Prospectus,  any  Issuer  Free  Writing  Prospectus  or any  Time  of  Sale
     Information  shall not enure to the benefit of any Underwriter or affiliate thereof (or any person  controlling any Underwriter or affiliate) from whom the person asserting any such loss,  claim,  damage or liability  purchased the Securities which are the subject thereof if such person did not receive the Time of Sale  Information at or prior to the sale of such Securities to such  person and the  untrue  statement  or  omission  of a  material  fact contained in the Basic Prospectus,  any Preliminary Final Prospectus or any
     Issuer  Free  Writing   Prospectus  was  corrected  in  the  Time  of  Sale
     Information.  This indemnity agreement will be in addition to any liability which the Province may otherwise have.

(b)  Each Underwriter,  severally and not jointly,  agrees to indemnify and hold harmless the Province:

(i)  to the same extent as the  foregoing  indemnity  from the  Province to such
     Underwriter,  but only to the extent that such untrue  statement or alleged untrue  statement or omission or alleged omission was made in reliance upon and in conformity with written information  furnished to the Province by or on behalf of such Underwriter through the Representatives  specifically for use in  the  preparation  of the  documents  referred  to in the  foregoing indemnity;

(ii) against  any and all  losses,  claims,  damages  or  liabilities,  joint or several,  to which the  Province may become  subject  under the laws of any jurisdiction,  including  but not limited to the U.S.  Securities  Act, the
     U.S.  Exchange Act or other United States Federal or state statutory law or regulation,  at common law or  otherwise,  insofar as such losses,  claims, damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue  statement or alleged untrue  statement of a material fact contained in any document prepared by such Underwriter and distributed by it in  connection  with the offering of the  Securities,  including  any
     "free  writing  prospectus",  or which  arise out of or are based  upon the omission or alleged  omission to state therein a material fact necessary to make the statements therein not misleading, and which statement or omission is not contained in the Time of Sale  Information,  the Final Prospectus or
     the agreed press releases; and

(iii) against  any and all  losses,  claims,  damages or  liabilities,  joint or several,  to which the  Province  may become  subject  arising out of or in connection  with a  breach  by such  Underwriter  (or its  affiliates  that
     participate  in  the  initial   distribution  of  the  Securities)  of  any
     representation,  or failure to perform or observe any agreement,  contained in Section 6 of this Agreement.

     Each  Underwriter,  severally  and not  jointly,  agrees to  reimburse,  as incurred,  any legal or other expenses  reasonably incurred by the Province in connection with investigating or defending any such loss, claim, damage, liability or action referred to in clauses (i), (ii) and (iii) above.  This indemnity  agreement  will  be in  addition  to  any  liability  which  any
     Underwriter may otherwise have. The Province acknowledges, for the purposes of clause  (i)  above,  that the  statements  set forth  under the  heading
     "Underwriting" (except for the statements in the paragraphs relating to the
     European  Economic Area, the FSMA and the securities laws of Japan and Hong
     Kong and the  sentence  relating  to stamp  taxes  and  other  charges  and expenses of the offering) in any Preliminary  Final Prospectus or the Final
     Prospectus  constitute the only  information  furnished in writing by or on behalf of the Underwriters  for inclusion in any of the documents  referred to in the  foregoing  indemnity,  and the  Underwriters  confirm  that such statements are correct;  provided that such acknowledgement by the Province does not extend to any "free writing prospectus" other than the Issuer Free
     Writing Prospectus in the form of Schedule I hereto.

(c)  Each of the Province and the Underwriters agree that the Underwriters shall have and hold the covenants of the Province  contained in this Section 9 in respect of the  Underwriters'  controlling  persons (as defined  above) and affiliates  in trust  for the  benefit  of their  controlling  persons  and affiliates.  The Underwriters  agree to accept the trusts in this paragraph
     (c)  declared  and  provided  for and agree to enforce  those  covenants on behalf of such persons.

(d)  Promptly  after  receipt by an  indemnified  party under this  Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under
     this  Section  9,  notify  the   indemnifying   party  in  writing  of  the
     commencement  thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 9.

     In case any such action is brought  against any indemnified  party,  and it
     notifies  the  indemnifying   party  of  the  commencement   thereof,   the
     indemnifying party will be entitled to appoint counsel satisfactory to such indemnified  party to  represent  the  indemnified  party  in such  action;
     provided,  however,  that if the defendants in any such action include both the indemnified party and the indemnifying  party and the indemnified party shall have reasonably  concluded that there may be legal defenses available to it  and/or  other  indemnified  parties  which  are  different  from  or additional to those available to the  indemnifying  party,  the indemnified party or parties shall have the right to select separate  counsel to defend such action on behalf of such indemnified party or parties. An indemnifying party  will not,  without  the prior  written  consent  of the  indemnified parties  (which  consent  shall not be  unreasonably  withheld or delayed), settle or  compromise  or consent to the entry of any judgment with respect to any pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification  or contribution may be sought hereunder (whether or not the  indemnified  parties  are actual or  potential  parties to such claim or action) unless such settlement,  compromise or consent includes an unconditional  release of each indemnified party from all liability arising out of such claim,  action, suit or proceeding.  In order to be entitled to an indemnity with respect to a claim hereunder,  an indemnified  party will not, without the prior written consent of the  indemnifying  parties (which
     consent  shall  not  be  unreasonably  withheld  or  delayed),   settle  or
     compromise  or consent to the entry of any  judgment  with  respect to such pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnifying  parties  are  actual or  potential  parties  to such claim or action).

     Upon  receipt of notice  from the  indemnifying  party to such  indemnified party of its  election  so to  appoint  counsel to defend  such  action and approval by the indemnified party of such counsel,  the indemnifying  party will not be liable to such  indemnified  party under this Section 9 for any legal or other expenses  subsequently incurred by such indemnified party in connection with the defense thereof unless:

(i)  the indemnified  party shall have employed  separate  counsel in accordance with the proviso to the first sentence of the next preceding  paragraph (it being understood,  however, that the indemnifying party shall not be liable for the  expenses  of more  than  one  separate  counsel,  approved  by the
     Representatives   in  the  case  of  paragraph   (a)  of  this  Section  9,
     representing  the  indemnified  parties  under such  paragraph  (a) who are parties to such action),

(ii) the  indemnifying   party  shall  not  have  employed  counsel   reasonably
     satisfactory  to the indemnified  party to represent the indemnified  party within a reasonable time after notice of commencement of the action, or

(iii) the  indemnifying  party has  authorized the employment of counsel for the indemnified  party at the  expense of the  indemnifying  party;  and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

(e)  In order to provide for just and equitable contribution in circumstances in which the  indemnification  provided for in paragraph (a) of this Section 9 is due in  accordance  with its terms but is for any reason held by a court to be unavailable from the Province on grounds of policy or otherwise,  the
     Province and the  Underwriters  shall  contribute to the aggregate  losses,
     claims,   damages  and  liabilities  (including  legal  or  other  expenses reasonably  incurred in connection with investigating or defending same) to which the Province and the  Underwriters  may be subject in such proportion so that the  Underwriters  are responsible for that portion  represented by the  percentage  that the  underwriting  discount  specified in Schedule II hereto bears to the public  offering price of the  Securities  specified in
     Schedule  I  hereto  and the  Province  is  responsible  for  the  balance;
     provided, however, that (a) in no case shall any Underwriter be responsible for any amount in excess of the  underwriting  discount  applicable  to the
     Securities purchased by such Underwriter hereunder and (b) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the
     U.S.  Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent  misrepresentation.  For purposes of this
     Section 9, each person who  controls an  Underwriter  within the meaning of the U.S.  Securities Act shall have the same rights to  contribution as the
     Underwriters,  and each person who controls the Province within the meaning of the U.S. Securities Act and each official of the Province who shall have
     signed  the   Registration   Statement   shall  have  the  same  rights  to
     contribution  as the Province.  Any party  entitled to  contribution  will, promptly  after receipt of notice of  commencement  of any action,  suit or proceeding  against such party in respect of which a claim for contribution may be made against  another  party or parties  under this  paragraph  (e), notify such party or parties from whom contribution may be sought,  but the omission to so notify such party or parties  shall not relieve the party or parties from whom  contribution  may be sought from any other obligation it or they may have hereunder or otherwise than under this paragraph (e).

10.  Default by an Underwriter.  If any one or more  Underwriters  shall fail to purchase and pay for any of the  Securities  agreed to be purchased by such
     Underwriter  or  Underwriters  hereunder and such failure to purchase shall constitute a default in the performance of its or their  obligations  under this Agreement,  the remaining Underwriters shall be obligated severally to take up and pay for (in the  respective  proportions  which  the  amount of
     Securities  set forth  opposite  their names in Schedule II hereto bears to the aggregate  amount of Securities set forth opposite the names of all the remaining  Underwriters) the Securities which the defaulting Underwriter or
     Underwriters agreed but failed to purchase;  provided, however, that in the event  that  the  aggregate  amount  of  Securities  which  the  defaulting
     Underwriter or Underwriters  agreed but failed to purchase shall exceed 10%
     of the aggregate amount of Securities set forth in Schedule II hereto,  the remaining  Underwriters shall have the right to purchase all, but shall not be under any  obligation  to purchase any, of the  Securities,  and if such nondefaulting  Underwriters  do  not  purchase  all  the  Securities,  this
     Agreement will terminate without liability to any nondefaulting Underwriter or the Province.  In the event of a default by any Underwriter as set forth in this Section 10, the Closing  Date shall be  postponed  for such period, not exceeding seven days, as the  Representatives  shall determine in order that the  required  changes  in the  Registration  Statement  and the Final
     Prospectus  or in any other  documents  or  arrangements  may be  effected.
     Nothing   contained  in  this   Agreement   shall  relieve  any  defaulting
     Underwriter of its liability, if any, to the Province and any nondefaulting
     Underwriter for damages occasioned by its default hereunder.

11.  Termination. This Agreement shall be subject to termination in the absolute discretion of the  Representatives or the Province,  by notice given to the
     Province or the Representatives,  as the case may be, prior to delivery and payment  for the  Securities,  if  prior to that  time,  there  shall  have occurred such a change in national or international financial, political or economic  conditions or currency exchange rates or exchange controls which, in the reasonable judgment of the  Representatives or the Province,  as the case may be, is material and adverse and such  changes,  singly or together with any other such  change,  makes it, in the  reasonable  judgment of the
     Representatives  or the  Province,  as the  case may be,  impracticable  to market the  Securities on the terms and in the manner  contemplated  in the
     Time of Sale Information or the Final Prospectus.  Notwithstanding any such termination,  the  provisions of Sections 9, 12, and 15 hereof shall remain in effect.

12.  Representations  and  Indemnities to Survive.  The  respective  agreements, representations,  warranties,  indemnities  and  other  statements  of  the
     Province  and of the  Underwriters  set forth in or made  pursuant  to this
     Agreement  will  remain  in  full  force  and  effect,  regardless  of  any investigation  made by or on behalf of the  Underwriters or the Province or any of the  officers,  directors  or  controlling  persons  referred  to in
     Section  9  hereof,  and  will  survive  delivery  of and  payment  for the
     Securities.

13.  Notices. All communications hereunder will be in writing and effective only on  receipt,  and,  if  sent  to  the  Representatives  on  behalf  of  the
     Underwriters,  will be mailed,  delivered,  telecopied or  telegraphed  and confirmed  to them care of RBC  Capital  Markets  Corporation,  One Liberty
     Plaza,  165 Broadway,  New York,  NY,  10006,  Attention:  General  Counsel
     (Telecopier  No.  (212)  428-3018)  or,  if sent to the  Province,  will be mailed,  delivered,  telecopied  or  telegraphed  and  confirmed at Ontario
     Financing Authority, One Dundas Street West, Suite 1400, Toronto,  Ontario,
     M5G 1Z3, attention:  Director, Capital Markets Operations,  Capital Markets
     Division, Ontario Financing Authority (Telecopier No. (416) 325-8111).

14.  Successors and Assigns.  This Agreement will enure to the benefit of and be binding  upon the  parties  hereto  and  their  respective  successors  and permitted assigns and the officials and controlling  persons referred to in
     Section 9 hereof,  and no other  person  will have any right or  obligation hereunder.  Neither this  Agreement  nor any interest or  obligation  in or under this Agreement may be assigned by the Underwriters  without the prior written  consent  of the  Province  or by the  Province  without  the prior written consent of the Representatives on behalf of the Underwriters.

15.  Governing  Law.  This  Agreement  will  be  governed  by and  construed  in accordance with the laws of the Province of Ontario and the federal laws of
     Canada applicable in the Province of Ontario.

16.  Counterparts.  This  Agreement may be executed in one or more  counterparts
     (including  counterparts  by  facsimile)  and when a  counterpart  has been executed by each party hereto all such  counterparts  taken  together shall constitute one and the same agreement.

17.  Advertisements.  All  advertisements  of the  issue  of the  Securities  or publication  of such  formal  notice as may be required by the rules of the
     Stock  Exchange in  connection  with the listing of the  securities  on the
     Stock  Exchange  shall be  published in a form or forms and manner to which the  Province  consents in writing  prior to the date of  publication.  The
     Province may withhold its consent in its  discretion  regarding  the use of any  symbol in any such  advertisement  and the  publication  in which such advertisement is to appear.

18.  Time of the Essence. Time shall be of the essence in this Agreement.

19.  Representation   of   Underwriters.   In  all   dealings   hereunder,   the
     Representatives  shall, and have all necessary  authority to, act on behalf of each of the Underwriters,  and the Province shall be entitled to act and rely  upon  any  statement,  request,  notice  or  agreement  given  by the
     Representatives,   jointly  or  individually,  on  behalf  of  any  of  the
     Underwriters.

     If the foregoing is in accordance with your understanding of our agreement, please  sign and return to us the  enclosed  duplicate  hereof,  whereupon  this letter  and your  acceptance  shall  represent  a  binding  agreement  among the
Province and the Underwriters.

                                                              Very truly yours,
                                                              Province of Ontario

                                                              By:  /s/ Irene Stich
                                                                 -----------------------------------------------
                                                              Name:    Irene Stich
                                                              Title:   Director
                                                                       Capital Markets Operations
                                                                       Capital Markets Division
                                                                       Ontario Financing Authority

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

RBC Capital Markets Corporation

By:     /s/ Jigme Shingsar
   -----------------------------------------
   Authorized Signatory

Name:       Jigme Shingsar
      -----------------------------------
Title:      Managing Director
      -----------------------------------

RBC Capital Markets Corporation hereby signs for itself and on behalf of the several other Representatives and the several Underwriters.

                                   SCHEDULE I

Final Term Sheet

  Issuer:                                  Province of Ontario

  Expected Ratings:                        Moody's Aa1; S&P AA; DBRS AA

  Title:                                   3.125% Bonds due September 8, 2010

  Aggregate Principal Amount:              U.S.$1,500,000,000

  Denominations:                           U.S.$5,000 and integral multiples of
                                           U.S.$1,000 for amounts in excess of
                                           U.S.$5,000

  Trade Date:                              August 28, 2008

  Settlement Date:                         September 5, 2008

  Maturity:                                September 8, 2010

  Interest Payment Dates:                  March 8 and September 8 of each year,
                                           commencing with a long first coupon
                                           payable on March 8, 2009. Interest will
                                           accrue from September 5, 2008.

  Spread to Treasury:                      CT2 + 85.5 basis points

  Benchmark Treasury:                      UST 2.375% due August 31, 2010

  Treasury Spot/Yield:                     2.371%

  Yield to Maturity:                       3.226% semi annual

  Interest Rate:                           3.125%

  Public Offering Price:                   99.805% plus accrued interest from September 5, 2008
                                           if settlement occurs after that date

  Day Count Convention:                    30/360

  Underwriters:                            HSBC Securities (USA) Inc.
                                           Merrill Lynch International
                                           RBC Capital Markets Corporation
                                           CIBC World Markets Corp.
                                           National Bank Financial Inc.
                                           Scotia Capital (USA) Inc.
                                           The Toronto-Dominion Bank
                                           Bank of Montreal, London Branch
                                           Barclays Capital Inc.
                                           BNP Paribas Securities Corp.
                                           Citigroup Global Markets Inc.
                                           Credit Suisse Securities (Europe) Limited
                                           Deutsche Bank Securities Inc.
                                           J.P. Morgan Securities Ltd.
                                           UBS Securities LLC

  Prospectus and Prospectus Supplement:    Prospectus dated as of June 12, 2008, and Preliminary
                                           Prospectus Supplement dated as of August 27, 2008
                                           http://www.sec.gov/Archives/edgar/data/74615/000090956708000973/o41070e424b2.htm

  CUSIP# / ISIN#:                          683234A32/ US683234A329

  Listing:                                 Admission to the United Kingdom Listing Authority's Official List and to
                                           trading on the London Stock Exchange's regulated market may be completed following settlement on a best efforts basis.

  Legends:                                 The Issuer has filed a registration statement (including a prospectus)
                                           with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
                                           Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC at 1-866-811-8049, Merrill Lynch & Co. at 1-800-248-3580, or
                                           RBC Capital Markets at 1-866-375-6829.

  European Economic Area Legends:          If and to the extent that this  announcement is communicated in, or the offer of the  bonds to which it  relates  is made in,  any  European  Economic  Area  Member  State  that  has implemented  the Prospectus  Directive  (2003/71/EC)  (other than the United Kingdom, once the UKLA Prospectus as defined
                                           below  has  been   approved   by  the   Financial   Services
                                           Authority),   this  announcement  and  the  offer  are  only
                                           addressed  to and  directed at persons in that Member  State who  are  qualified  investors  within  the  meaning  of the
                                           Prospectus  Directive  (or who are other persons to whom the offer may lawfully be addressed)  and must not be acted upon by other persons in that Member State.

                                           This  document  does not  constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any  jurisdiction  where such offer or sale is not  permitted.  This document is, for the purposes of Article 15
                                           of  the  Prospectus   Directive   2003/71/EC   (the   "Prospectus
                                           Directive"), not a prospectus but an advertisement, and investors in  the  European  Economic  Area  should  not  subscribe  for or purchase  these bonds once  admitted to trading on the  regulated market of the London  Stock  Exchange  plc except on the basis of information  in the  UKLA  Prospectus  (as  defined  below).  The
                                           Province   intends  to  file  a  single   prospectus  (the  "UKLA
                                           Prospectus")  pursuant to Section 5.3 of the Prospectus Directive
                                           with  the  Financial   Services  Authority  in  its  capacity  as
                                           competent  authority under the Financial Services and Markets Act
                                           2000, as amended,  for the purpose of having these bonds admitted to trading on the regulated  market of the London Stock  Exchange plc  as  soon  as  possible  after  closing  of  this  issue.  In compliance  with the Prospectus  Directive,  the UKLA  Prospectus will be published  in due course,  subject to its approval by the
                                           United Kingdom Listing  Authority,  and investors will be able to obtain  a copy of the UKLA  Prospectus  from  the  office  of the
                                           Province at the Ontario  Financing  Authority,  One Dundas Street
                                           West, Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the London
                                           paying  agent,  The Bank of New York Mellon,  One Canada  Square,
                                           London E14 5AL, England.  Investors in the European Economic Area
                                           should  not  subscribe   for  any  bonds   referred  to  in  this
                                           advertisement  except  on the  basis of  information  in the UKLA
                                           Prospectus.

  Other:                                   ANY  DISCLAIMERS  OR OTHER NOTICES THAT MAY APPEAR BELOW ARE
                                           NOT   APPLICABLE  TO  THIS   COMMUNICATION   AND  SHOULD  BE
                                           DISREGARDED.   SUCH   DISCLAIMERS   OR  OTHER  NOTICES  WERE
                                           AUTOMATICALLY  GENERATED  AS A RESULT OF THIS  COMMUNICATION
                                           BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM

                                                 SCHEDULE II

                                                                                          Principal Amount
                                                                                          of Securities to
         Underwriter                                                                          be Purchased
         -----------                                                                          ------------
         HSBC Securities (USA) Inc.                                                    U.S.$   390,000,000
         Merrill Lynch International                                                           390,000,000
         RBC Capital Markets Corporation                                                       390,000,000
         CIBC World Markets Corp.                                                               52,500,000
         National Bank Financial Inc.                                                           52,500,000
         Scotia Capital (USA) Inc.                                                              52,500,000
         The Toronto-Dominion Bank                                                              52,500,000
         Bank of Montreal, London Branch                                                        15,000,000
         Barclays Capital Inc.                                                                  15,000,000
         BNP Paribas Securities Corp.                                                           15,000,000
         Citigroup Global Markets Inc.                                                          15,000,000
         Credit Suisse Securities (Europe) Limited                                              15,000,000
         Deutsche Bank Securities Inc.                                                          15,000,000
         J.P. Morgan Securities Ltd.                                                            15,000,000
         UBS Limited                                                                            15,000,000
                  Total                                                                 U.S.$1,500,000,000
                                                                                   =======================

         Purchase Price (include                99.755% plus accrued interest from September 5, 2008
         accrued interest or                    if settlement occurs after that date
         amortization, if any,
         minus underwriting discount):

         Underwriting Discount:                 0.05%

                                                    OPINION OF THE LEGAL COUNSEL

[ONTARIO LOGO GRAPHIC OMITTED]

Ministry of the            Ministère du
Attorney General           Procureur général

Legal Services Branch      Direction des services juridiques
Ministry of Finance        Ministère des Finances
Ministry of Revenue        Ministère du Revenu

777 Bay Street             777 rue Bay
11th Floor                 11e etage
Toronto ON M5G 2C8         Toronto ON M5G 2C8

Telephone: (416) 325-1456  Téléphone:   (416) 325-1456
Facsimile: (416) 325-1460  Télécopieur: (416) 325-1460
Kristina.Knopp@Ontario.ca

September 5, 2008

The Honourable Dwight Duncan
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of U.S. $1,500,000,000
                  3.125% Bonds due September 8, 2010
________________________________________________________________________________

     I am counsel to the Province of Ontario (the "Province") in connection with the issue of 3.125% Bonds due September 8, 2010 of the Province in the aggregate principal amount of U.S.  $1,500,000,000 (the "Bonds") and the sale of the Bonds by the Province  pursuant to an  underwriting  agreement  dated as of August 28,
2008, (the "Underwriting Agreement"),  between the Province and the Underwriters named therein.

     This  opinion  is  being  delivered  pursuant  to  paragraph  7(b)  of  the
Underwriting  Agreement.  Terms  used  but not  defined  herein  shall  have the meanings ascribed thereto in the Underwriting Agreement.

     I have examined originals or copies,  certified or otherwise  identified to my satisfaction, of the following:

(a)  the Underwriting Agreement;

(b)  a fiscal  agency  agreement  dated as of  September  5, 2008,  (the "Fiscal
     Agency  Agreement"),  between the Province and The Bank of New York Mellon, including the forms of global bonds appended thereto;

(c)  the  supplemented  form of prospectus of the Province,  including the Basic
     Prospectus as so supplemented  and the documents  incorporated by reference therein,  dated August 28,  2008,  relating to the offering and sale of the
     Bonds  (the  "Final  Prospectus"),  and the  preliminary  form of the Final
     Prospectus dated August 27, 2008 (the "Preliminary Final Prospectus");

(d)  the Financial Administration Act (Ontario);

(e)  the Capital Investment Plan Act, 1993 (Ontario);

(f)  the Legislation Act, 2006 (Ontario);

(g)  the Proceedings Against the Crown Act (Ontario);

(h)  the Currency Act (Canada);

(i)  a certified copy of the Order of the Lieutenant  Governor in Council of the
     Province  of Ontario  numbered  O.C.  138/2008  made on  February  13, 2008 pursuant to the  Financial  Administration  Act  (Ontario),  (the "Order in
     Council") authorizing the issue and sale of the Bonds;

(j)  a certificate of the Province dated  September 5, 2008 as to the incumbency of certain representatives of the Province;

(k)  a  certificate  of the Province  dated  September  5, 2008  relating to the borrowing authority remaining under the Order in Council;

(l)  a  certificate  of the  Province  dated  September  5, 2008  related to the approval  required  under  section 28 of the Financial  Administration  Act
     (Ontario);

(m)  a  written  order  of  the  Province  to  the  Registrar  relating  to  the authentication and delivery of the Global Bonds (as such term is defined in the Fiscal Agency Agreement); and

(n)  the Global Bonds dated September 5, 2008,  executed by and sealed on behalf of the Province.

     I have also examined such  certificates of public  officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

     For the  purposes  of this  opinion,  I have  assumed,  with  regard to all documents examined by me, the genuineness of all signatures, the authenticity of all  documents  submitted to me as  originals  and the  conformity  to authentic original  documents of all documents  submitted to me as  certified,  conformed, telecopies or photostatic  copies. I have also assumed,  for the purposes of the opinions  expressed in paragraphs 1 and 2 below,  the due execution and delivery of all agreements by the parties thereto other than the Province.

     This opinion is based upon  legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that,  insofar as any obligation is to be performed in any  jurisdiction  outside  Ontario,  its  performance  will not be illegal or ineffective by virtue of the laws of that jurisdiction.

     I have also assumed  that,  for the  purposes of the opinions  expressed in paragraphs 1 and 6 below,  the  Underwriters,  and each of their affiliates that participate  in the initial  distribution  of the Bonds in Ontario,  will at all times  comply with the selling  restrictions  specified  in Section  6(e) of the
Underwriting  Agreement  as they  relate  to  Ontario  and  have  relied  on the undertaking of the Underwriters in this regard.

     The opinions  given in paragraphs 1, 2, 3, 5 and 8 below are subject to the following limitations and qualifications:

(A)  the  enforceability  of  Underwriting  Agreement  may be limited by general equitable principles;

(B)  the  availability of equitable  remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

(C)  pursuant to the Currency Act (Canada) a judgment by a court of the Province of Ontario must be awarded in Canadian  currency  and such  judgment may be based on a rate of  exchange  in  existence  on a day other than the day of payment;

(D)  a court of the  Province  of Ontario  may  refuse to  enforce  any right of indemnity or contribution  under the  Underwriting  Agreement to the extent such is found to be contrary to public  policy,  as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable in Ontario; and

(E)  a court of the Province of Ontario may not against Her Majesty the Queen in right of Ontario:

     (i)  grant an injunction or make an order for specific performance,

     (ii) make an order for  recovery or delivery of real or personal  property,
          or

     (iii) issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

     Subject to the foregoing, I am of the opinion that:

(1)  The Underwriting Agreement has been duly authorized, executed and delivered by the Province in  accordance  with the laws of the Province and the Order in Council and  constitutes  a legal,  valid and binding  agreement  of the
     Province enforceable in accordance with its terms.

(2)  The  Fiscal  Agency  Agreement  has  been  duly  authorized,  executed  and delivered by the Province in  accordance  with the laws of the Province and the Order in Council and constitutes a legal,  valid and binding  agreement of the Province enforceable in accordance with its terms.

(3)  The Bonds have been duly  authorized  and the  Global  Bonds have been duly executed  by and sealed on behalf of the  Province in  accordance  with the laws of the Province  and the Order in Council  and,  when the Global Bonds are  authenticated  in accordance  with the provisions of the Fiscal Agency
     Agreement and delivered  and paid for by the  Underwriters  pursuant to the
     Underwriting  Agreement,  they will  constitute  legal,  valid and  binding obligations of the Province, enforceable in accordance with their terms.

(4)  The statements in the Preliminary Final Prospectus and the Final Prospectus
     under the headings  "Description of Debt  Securities and  Warrants-Canadian
     Income Tax Considerations" and "Taxation- Canadian Taxation",  are accurate in all material respects, subject to the qualifications therein stated.

(5)  The payment of  principal  of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of Ontario
     (as defined in the Financial Administration Act (Ontario)).

(6)  No authorization,  consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario  or of Canada is  required  in  connection  with the  execution, delivery and performance by the Province of the Underwriting Agreement, the
     Fiscal  Agency  Agreement  or the sale of the Bonds by the  Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus,
     except for the Order in Council and the  approval  under  section 28 of the
     Financial Administration Act (Ontario), which have been obtained.

(7)  No stamp or other  similar  duty or levy is  payable  under the laws of the
     Province  of Ontario or the laws of Canada  applicable  in the  Province in connection with the execution,  delivery and performance by the Province of the  Underwriting  Agreement,  the Fiscal Agency Agreement or in connection with  the  issue  and  sale of the  Bonds  by the  Province  in the  manner contemplated in the  Underwriting  Agreement,  the Time of Sale Information
     and the Final Prospectus.

(8)  Her  Majesty the Queen in right of Ontario may be sued in the courts of the
     Province of Ontario with regard to any claims arising out of or relating to the  obligations of the Province under the Bonds. No law in the Province of
     Ontario  requires the consent of any public  official or authority for suit to be brought or judgment  to be obtained  against Her Majesty the Queen in right of Ontario  arising  out of or  relating  to the  obligations  of the
     Province under the Bonds, though in certain  circumstances prior notice and particulars  of a claim must be given to Her  Majesty the Queen in right of
     Ontario.  An amount  payable by Her  Majesty  the Queen in right of Ontario under an order of a court of the  Province of Ontario that is final and not subject to appeal is payable out of the  Consolidated  Revenue  Fund of the
     Province  of Ontario  pursuant  to the  Proceedings  Against  the Crown Act
     (Ontario).

     By reason of the matters  aforesaid,  I hereby advise that each of the said
Bonds of the Province is not  inconsistent  with any  overriding law in force in the  Province  and that there is no  requirement  of the law  applicable  in the
Province which has not been met or fulfilled.

     This opinion may be delivered to the  Underwriters  who may rely thereon in connection with the transactions  contemplated under the Underwriting  Agreement to the same extent as if such opinion were addressed to them. In this regard,  I wish to call to the attention of the Underwriters  that,  pursuant to section 43 of the Financial  Administration  Act  (Ontario),  where,  in the opinion of the
Minister  of Finance of  Ontario,  a person is indebted to the Crown in right of
Ontario or in right of Canada or any agency of the Crown in any  specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the  Minister  considers  fit in the  circumstances  to be applied  against such indebtedness of that person.

     I consent to the  inclusion of this  opinion in a Form 18-K/A  amendment to the  Province's  annual  report on Form 18-K for the year ended March 31,  2007, which annual report is incorporated by reference into Registration Statement No.
333-151612  filed with the  Securities  and  Exchange  Commission  of the United
States of America.

                                                                     Yours truly,

                                                                     /s/ Kristina Knopp
                                                                     ------------------------------
                                                                     Kristina Knopp
                                                                     Legal Counsel
                                                                     Legal Services Branch
                                                                     Ministry of Finance and
                                                                     Ministry of Revenue

                                                            Schedule of Expenses

                           SCHEDULE OF EXPENSES

     It is estimated that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.........................U.S.$   24,800.00

Printing expenses...........................................................0.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$    5,000.00

Legal fees and expenses............................................$   55,000.00

Rating Agency fees and expenses....................................$   20,450.00

Listing Agent fees and expenses....................................$   18,150.00

Underwriters' expense reimbursement.........................................0.00
                                                              __________________

T0TAL                                                          U.S.$  123,400.00
                                                              ==================